                    CRC-REGISTERED TRADEMARK- COMPOUND RATE
                                   CONTRACT
                     MODIFIED GUARANTEED ANNUITY CONTRACT
                        HARTFORD LIFE INSURANCE COMPANY
                                 P.O. BOX 5085
                       HARTFORD, CONNECTICUT 06102-5085
   [LOGO]                  TELEPHONE: 1-800-862-6668

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


This Prospectus describes participating interests in a group deferred annuity Contract and individual deferred annuity Contracts. Both are designed and offered to provide retirement programs for you if you are an eligible individual. With respect to the group Contract, eligible individuals include persons who have established accounts with certain broker-dealers which have entered into a distribution agreement to offer participating interests in the Contract, and members of other eligible groups. (See "Distribution of
Contracts," page 14.) An individual deferred annuity Contract is offered in certain states and to certain trusts. Certain Qualified Plans may also purchase the Contract. (See Appendix A).



For a description of individual Contracts issued in certain states where this Contract has not been approved, see Appendix B. Participation in a group
Contract will be separately accounted for by the issuance of a Certificate evidencing your interest under the Contract. Participation in an individual Contract is evidenced by the issuance of an individual annuity Contract. The Certificate and individual annuity Contract are hereafter referred to as the "Contract."


A minimum single purchase payment of at least $5,000 for Non-Qualified Contracts ($2,000 for Qualified Contracts) must accompany the application for a Contract. Hartford Life Insurance Company ("Hartford") reserves the right to limit the maximum single purchase payment amount. No additional payment is permitted on a Contract although eligible individuals may purchase more than one Contract. (See "Application and Purchase Payment," page 8.)

Purchase payments become part of the general assets of Hartford. Hartford intends generally to invest proceeds from the Contracts in investment-grade securities. (See "Investments by Hartford," page 13.)

--------------------------------------------------------------------------------


ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

--------------------------------------------------------------------------------


FOR A MORE DETAILED DESCRIPTION OF THE RISKS ASSOCIATED WITH PURCHASING A CONTRACT, PLEASE REFER TO PAGES THROUGH OF THIS PROSPECTUS.

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

THE DATE OF THIS PROSPECTUS IS MAY 1, 1998

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                             AVAILABLE INFORMATION


    Hartford is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the Commission's Regional Offices located at 75 Park Place, New York, New York and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a WebSite that contains reports, proxy and information statements and other information regarding Hartford, which files such documents electronically with the Commission, at the following address: http://www.sec.gov.


    Hartford has filed a registration statement (the "Registration Statement") relating to the Contracts offered by this Prospectus with the Commission under the Securities Act of 1933. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to Hartford and the Contracts. The Registration Statement and the exhibits thereto may be inspected and copied, and copies can be obtained at prescribed rates, in the manner set forth in the preceding paragraph.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The Annual Report on Form 10-K for the fiscal year ended December 31, 1997, dated March 31, 1998, previously filed by Hartford with the Commission under the 1934 Act is incorporated herein by reference.



    Hartford will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of the document referred to above which has been incorporated by reference in this Prospectus, other than exhibits to such document. Requests for such copies should be directed to Hartford Life Insurance Company, P.O. Box 5085, Hartford, Connecticut 06102-5085, telephone: 1-800-862-6668.

HARTFORD LIFE INSURANCE COMPANY                                                3
--------------------------------------------------------------------------------


                               TABLE OF CONTENTS



                                                                         PAGE
                                                                         ----
 SUMMARY...............................................................    5
 GLOSSARY OF SPECIAL TERMS.............................................    7
 DESCRIPTION OF CONTRACTS..............................................    8
 A. Application and Purchase Payment...................................    8
 B. Accumulation Period................................................    8
    1. Initial and Subsequent Guarantee Periods........................    8
    2. Establishment of Guarantee Rates and Current Rates..............    9
    3. Surrenders......................................................   10
       (a) General.....................................................   10
       (b) Surrender Charge............................................   10
       (c) Market Value Adjustment.....................................   10
       (d) Special Surrenders..........................................   11
    4. Guarantee Period Exchange Option................................   11
    5. Premium Taxes...................................................   11
    6. Death Benefit...................................................   11
    7. Payment Upon Partial or Full Surrender..........................   12
 C. Annuity Period.....................................................   12
    1. Electing the Annuity Commencement Date and Form of Annuity......   12
    2. Change of Annuity Commencement Date or Annuity Option...........   12
    3. Annuity Options.................................................   12
    4. Annuity Payment.................................................   13
    5. Death of Annuitant After Annuity Commencement Date..............   13
 INVESTMENTS BY HARTFORD...............................................   13
 AMENDMENT OF CONTRACTS................................................   14
 ASSIGNMENT OF CONTRACTS...............................................   14
 DISTRIBUTION OF CONTRACTS.............................................   14
 FEDERAL TAX CONSIDERATIONS............................................   14
 A. General............................................................   14
 B. Taxation of Hartford...............................................   15
 C. Taxation of Annuities -- General Provisions Affecting Purchasers
    Other than Qualified Retirement Plans..............................   15
    1. Non-Natural Persons, Corporations, Etc..........................   15
    2. Other Contract Owners (Natural Persons).........................   15
       a.  Distributions Prior to the Annuity Commencement Date........   15
       b.  Distributions After Annuity Commencement Date...............   15
       c.  Aggregation of Two or More Annuity Contracts................   16
       d.  10% Penalty Tax -- Applicable to Certain Withdrawals and
           Annuity Payments............................................   16
       e.  Special Provisions Affecting Contracts Obtained through a
           Tax-Free Exchange of Other Annuity or Life Insurance
           Contracts Purchased Prior to August 14, 1982................   16
       f.  Required Distributions......................................   17
 D. Information Regarding Tax Qualified Plans..........................   17
    1. Tax Qualified Pension or Profit-Sharing Plans...................   17
    2. Tax Sheltered Annuities Under Section 403(b)....................   17
    3. Deferred Compensation Plans Under Section 457...................   18
    4. Individual Retirement Annuities Under Section 408...............   18
    5. Federal Tax Penalties and Withholding...........................   18
       a.  Premature Distributions.....................................   18
       b.  Minimum Distribution Tax....................................   19
       c.  Withholding.................................................   19
 E. Annuity Purchases by Nonresident Aliens and Foreign Corporations...   19

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                                                                         PAGE
                                                                         ----
 THE COMPANY...........................................................   20
 A. Business of Hartford Life Insurance Company........................   20
 B. Selected Financial Data............................................   21
 C. Management's Discussion and Analysis of Financial Condition and
    Results of Operations..............................................   22
    1. Consolidated Results............................................   22
    2. Business Segment Information....................................   24
 D. Reinsurance........................................................   24
 E. Reserves...........................................................   24
 F. Investments........................................................   24
 G. Competition........................................................   28
 H. Employees..........................................................   28
 I. Properties.........................................................   28
 J. State Regulation...................................................   28
 LEGAL OPINION.........................................................   29
 EXPERTS...............................................................   29
 APPENDIX A (MODIFIED GUARANTEED ANNUITY FOR QUALIFIED PLANS)..........   30
 APPENDIX B (SPECIAL PROVISIONS FOR INDIVIDUAL CONTRACTS ISSUED IN THE
 STATES OF CALIFORNIA, MICHIGAN, MISSOURI,
   NEW YORK, OREGON, SOUTH CAROLINA, TEXAS, VIRGINIA AND WISCONSIN)....
                                                                          31
 APPENDIX C (MARKET VALUE ADJUSTMENT)..................................   32
 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES..............   34
 REPORT OF MANAGEMENT..................................................   35
 FINANCIAL STATEMENTS..................................................   36



                 THIS CONTRACT IS NOT AVAILABLE IN ALL STATES.


    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALES PERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED ON.

HARTFORD LIFE INSURANCE COMPANY                                                5
--------------------------------------------------------------------------------

                                    SUMMARY

    Upon application, or purchase order, you select an initial Guarantee Period from among those then offered by Hartford. (See "Initial and Subsequent Guarantee Periods," page 8, and "Establishment of Guarantee Rates and Current Rates," page 9.) Your purchase payment (less surrenders and less applicable premium taxes, if any) will earn interest at the Initial Guarantee Rate which is an Annual Effective Rate of Interest. Interest is credited daily to your account using the Compound Interest Method. (See "Accumulation Period -- Initial and Subsequent Guarantee Periods," page 8.)

    At the end of each Guarantee Period, a subsequent Guarantee Period of the same duration will begin unless, within the 30-day period preceding the end of such Guarantee Period, you elect a different duration from among those offered by us at that time. In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement Date then in effect.

    The Account Value as of the first day of each subsequent Guarantee Period will earn interest at the Subsequent Guarantee Rate. HARTFORD'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEE RATES TO BE DECLARED. WE CANNOT PREDICT, NOR CAN WE GUARANTEE, FUTURE GUARANTEE RATES. (See "Initial and Subsequent Guarantee Periods," page 8, and "Establishment of Guarantee Rates and Current Rates," page 9.)

    Subject to certain restrictions, partial and total surrenders are permitted. However, such surrenders may be subject to a surrender charge and/or a Market Value Adjustment. A full or partial surrender made preceding the end of a Guarantee Period will be subject to a Market Value Adjustment. Except as described below, the surrender charge will be deducted from any partial or full surrender made before the end of the seventh Contract Year. The surrender charge will be equal to seven percent of the Gross Surrender Value in the first Contract Year, and be reduced by one percentage point for each of the next six Contract Years. FOR A SURRENDER MADE AT THE END OF THE INITIAL GUARANTEE PERIOD, NO SURRENDER CHARGE WILL BE APPLIED, PROVIDED SUCH SURRENDER OCCURS ON OR AFTER THE END OF THE THIRD CONTRACT YEAR. FOR A SURRENDER MADE AT THE END OF ANY OTHER GUARANTEE PERIOD, NO SURRENDER CHARGE WILL BE APPLIED, PROVIDED SUCH SURRENDER OCCURS ON OR AFTER THE END OF THE FIFTH CONTRACT YEAR. A REQUEST FOR SURRENDER AT THE END OF A GUARANTEE PERIOD MUST BE RECEIVED IN WRITING WITHIN 30 DAYS PRECEDING THE END OF THE GUARANTEE PERIOD. A MARKET VALUE ADJUSTMENT WILL NOT BE APPLIED.

    No surrender charges will be applicable to the application of your Account Value to purchase an annuity on the Annuity Commencement Date. A Market Value Adjustment will be applied if the Annuity Commencement Date is not at the end of a Guarantee Period. To elect an Annuity Option you must notify us at least 30 days before the Annuity Commencement Date.

    In addition, we will send you any interest that has been credited during the prior 12 months if you so request in writing. No surrender charge or Market Value Adjustment will be imposed on such interest payments. Any such surrender may, however, be subject to tax. (See "Surrenders," page 10, and "Federal Tax Considerations," page 14.)


    The Market Value Adjustment reflects the relationship between the Current Rate for the duration remaining in the Guarantee Period at the time you request the surrender and the applicable Guarantee Rate being applied to your Account Value. Since Current Rates may reflect, in part, the investment yields available to Hartford (see "Investments By Hartford," page 13), the effect of the Market Value Adjustment will be closely related to the levels of such yields. It is possible, therefore, that, should such yields increase significantly from the time you purchased your Contract, the amount you would receive upon a full surrender of your Contract may be less than your original purchase payment. If such yields should decrease significantly, the amount you would receive upon a full surrender may be more than your original purchase payment.


    We may defer payment of any partial or full surrender for a period not exceeding six months from the date of our receipt of your written notice of surrender or the period permitted by state insurance law, if less, but such a deferral of payment will be for a period greater than 30 days only under highly unusual circumstances. Interest of at least 4 1/2% per annum will be paid on any amounts deferred for more than 30 days if Hartford chooses to exercise this deferral right. (See "Payment Upon Partial or Full Surrender," page 12.)

    On the Annuity Commencement Date specified by you, Hartford will make a lump-sum payment or start to pay a series of payments based on the Annuity Options selected by you. (See "Annuity Period," page 12.)


    The Contract provides for a Death Benefit. If the Annuitant dies before the Annuity Commencement Date and there is no designated Contingent Annuitant surviving, or if the Participant dies before the Annuity Commencement Date, the Death Benefit will be payable to the Beneficiary as determined under the Contract Control Provisions. With regard to joint Participants, at the first death of a joint Participant preceding the Annuity Commencement Date, the Beneficiary will be the surviving Participant notwithstanding that the designated Beneficiary may be different. The Death Benefit is calculated as of the date we receive

6                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


written notification of Due Proof of Death at the offices of Hartford.


    The Death Benefit will equal the Account Value. If the named Beneficiary is the spouse of the Participant and the Annuitant is living, the spouse may elect, in lieu of receiving the Death Benefit, to become the Participant and continue the Contract. (See "Death Benefit," page 11.)


    A deduction will be made for premium taxes for Contracts sold in certain states. (See "Premium Taxes," page 11.)


    Certain special provisions apply only with respect to Contracts issued in the states of California, Michigan, Missouri, New York, Oregon, South Carolina, Texas, Virginia and Wisconsin. These are set forth in detail in Appendix B.

    For Contracts issued as individual retirement annuities, Hartford will refund the purchase payment to the Participant if the Contract is returned to Hartford within seven days after Contract delivery.

HARTFORD LIFE INSURANCE COMPANY                                                7
--------------------------------------------------------------------------------

                           GLOSSARY OF SPECIAL TERMS

In this Prospectus, "we," "us," and "our" refer to Hartford Life Insurance Company. With respect to a group deferred annuity Contract, "you," "yours," and "Participant" refer to a person/persons who has/have been issued a Certificate. With respect to an individual annuity Contract, "you," "yours," and "Participant" refer to a person/persons who has/have been issued a Contract.

In addition, as used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: As of any date, the Account Value is the sum of the purchase payment and all interest earned to date less the sum of the Gross Surrender Value of any surrenders made to that date.

ANNUAL EFFECTIVE RATE OF INTEREST: At the beginning of a year, the rate of return an investment will earn during that year, where interest is not paid until the end of the year (i.e., no surrenders or interest withdrawals are made during the year). If interest withdrawals are taken more frequently than annually, the total interest for a given year will be less than the Annual Effective Rate of Interest times the Account Value at the beginning of the year.

ANNUITANT: The person upon whose life the Contract is issued.

ANNUITY COMMENCEMENT DATE: The date designated in the Contract or otherwise by the Participant on which annuity payments are to start.

BENEFICIARY: The person entitled to receive benefits per the terms of the Contract in case of the death of the Annuitant or the Participant or Joint Participant, as applicable.

COMPOUND INTEREST METHOD: The process of interest being reinvested to earn additional interest on a daily basis. This method results in an exponential calculation of daily interest.


CONTRACT: For a group annuity Contract, "Contract" means the Certificate evidencing a participating interest in the group annuity Contract as set forth in this Prospectus. Any reference in this Prospectus to "Contract" includes the underlying group annuity Contract. For an individual annuity Contract, "Contract" means that individual annuity contract.



CONTRACT DATE: The effective date of Participant's participation under the group annuity Contract, as designated in the Contract, or the date of issue of an individual annuity Contract.


CONTRACT YEAR: A continuous 12 month period commencing on the Contract Date and each anniversary thereof.

CONTINGENT ANNUITANT: The person so designated by the Participant, who upon  the
Annuitant's   death,  prior  to  the  Annuity  Commencement  Date,  becomes  the
Annuitant.

CURRENT RATE: The applicable interest rate contained in a schedule of rates established by us from time to time for various durations.


DUE PROOF OF DEATH: A certified copy of a death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased or any other proof acceptable to Hartford.


GROSS SURRENDER VALUE: As of any date, that portion of the Account Value specified by you for a full or a partial surrender.

GUARANTEE PERIOD: The period for which either an Initial Guarantee Rate or Subsequent Guarantee Rate is credited.

HARTFORD: Hartford Life Insurance Company.

INITIAL GUARANTEE RATE: The rate of interest credited and compounded annually during the initial Guarantee Period.

IN  WRITING: A  written form  satisfactory to  us and  received at  our offices,
Attn.: Individual Annuity Services, P.O. Box 5085, Hartford, Connecticut 06102-5085.


MARKET VALUE ADJUSTMENT: A positive or negative financial adjustment made in connection with a full or partial surrender or annuitization during a Guarantee Period. The adjustment will reflect the relationship between the Current Rate for a new contract of the duration remaining in the Guarantee Period(s) at surrender or upon annuitization during a Guarantee Period and the interest rate for the Guarantee Period then applicable under the Contract.


NET SURRENDER VALUE: The amount payable to you on a full or partial surrender under the Contract after the application of any Contract charges and/or Market Value Adjustment.


NON-QUALIFIED CONTRACT: A Contract which is not classified as, or issued in connection with, a tax-qualified retirement plan using pre-tax dollars under the Internal Revenue Code of 1986, as amended (the "Code").



QUALIFIED CONTRACT: A Contract which qualifies as, or issued in connection with, a tax-qualified retirement plan using pre-tax dollars under the Code, such as an employer-sponsored Section 401(k) plan or an eligible state deferred compensation plan under Section 457.


SUBSEQUENT GUARANTEE RATE: The rate of interest established by us for the applicable subsequent Guarantee Period.

8                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                            DESCRIPTION OF CONTRACTS

  A. APPLICATION AND PURCHASE PAYMENT

    To apply for a Contract, you must complete an application form or an order to purchase. The application, along with your purchase payment, must be submitted to Hartford for its approval.

    The Contracts are issued within a reasonable time after the payment of a single purchase payment. You may not contribute additional purchase payments to a Contract in the future. You may, however, purchase additional Contracts, if you are an eligible individual, at then-prevailing Guarantee Rates and terms.


    The minimum purchase payment for a Contract is $5,000 for Non- Qualified Contracts ($2,000 for Qualified Contracts). Hartford retains the right to limit the amount of the maximum purchase payment.


    Your purchase payment becomes part of our general assets and is credited to an account we establish for you. We will generally confirm your purchase payment in writing within five business days of receipt. You start earning interest on your account the day the purchase payment is applied.

    In the event that your application or an order to purchase is not properly completed, we will attempt to contact you in writing or by telephone. We will return the purchase payment three weeks after its receipt by us if the application or an order to purchase has not, by that time, been properly completed.

  B. ACCUMULATION PERIOD


 1. INITIAL AND SUBSEQUENT GUARANTEE PERIODS



    Upon application, you will select the duration of your Initial Guarantee Period from among those durations offered by us. The duration you select will determine your Initial Guarantee Rate. Your purchase payment (less surrenders and less applicable premium taxes, if any) will earn interest at the Initial Guarantee Rate which is an Annual Effective Rate of Interest. Interest is credited daily to your account using the Compound Interest Method. With compound interest, the total investment of principal and interest earned to date is invested at all times. You continue to earn interest on interest already earned. However, when withdrawals are made during the year, interest on the amount of the withdrawals is lost for the remainder of the year.



    Set forth below is an illustration of how interest would be credited to your Account Value during each Guarantee Period, using a five year Guarantee Period. For the purpose of this example, we have made the assumptions.



    NO FULL OR PARTIAL SURRENDERS OR PRE-AUTHORIZED DISTRIBUTIONS OF INTEREST DURING THE ENTIRE FIVE YEAR PERIOD. A MARKET VALUE ADJUSTMENT, SURRENDER CHARGE, OR BOTH MAY APPLY TO ANY SUCH SURRENDERS OR DISTRIBUTIONS (SEE "SURRENDERS," PAGE 10). THE HYPOTHETICAL INTEREST RATES ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE INTEREST RATES TO BE DECLARED UNDER THE CONTRACT. ACTUAL INTEREST RATES DECLARED FOR ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.

HARTFORD LIFE INSURANCE COMPANY                                                9
--------------------------------------------------------------------------------

              EXAMPLE OF COMPOUNDING AT THE INITIAL GUARANTEE RATE

     Beginning Account Value:                    $50,000
     Guarantee Period:                           5 years
     Guarantee Rate:                             5.50% per annum


                                                            END OF CONTRACT YEAR:
                                          ----------------------------------------------------------
                                            YEAR 1      YEAR 2      YEAR 3      YEAR 4      YEAR 5
                                          ----------  ----------  ----------  ----------  ----------
Beginning Account Value.................  $50,000.00
  X (1+Guarantee Rate)..................       1.055
                                          ----------
                                          $52,750.00
Account Value at end of Contract Year
 1......................................              $52,750.00
  X (1+Guarantee Rate)..................                   1.055
                                                      ----------
                                                      $55,651.25
Account Value at end of Contract Year
 2......................................                          $55,651.25
  X (1+Guarantee Rate)..................                               1.055
                                                                  ----------
                                                                  $58,712.07
Account Value at end of Contract Year
 3......................................                                      $58,712.07
  X (1+Guarantee Rate)..................                                           1.055
                                                                              ----------
                                                                              $61,941.23
Account Value at end of Contract Year
 4......................................                                                  $61,941.23
  X (1+Guarantee Rate)..................                                                       1.055
                                                                                          ----------
                                                                                          $65,348.00
Account Value at end of Guarantee
 Period.................................                                                  $65,348.00

Total Interest Credited in Guarantee
 Period --                                $65,348.00 - 50,000.00 = $15,348.00
                                                                  ----------
Account Value at end of Guarantee Period
 --                                       $50,000.00 + 15,348.00 = $65,348.00
Account Value after 180 days from the             $50,000 X (1.055)(180/365)
 Contract Date --                                               = $51,337.77


    Unless you elect to make a surrender (see "Surrenders," page 10), a subsequent Guarantee Period will automatically commence at the end of a Guarantee Period. Each subsequent Guarantee Period will be of the same duration as the previous Guarantee Period unless you elect in writing, on any day within the 30 day period preceding the end of the current Guarantee Period, a Guarantee Period of a different duration from among those offered by us at that time.

    In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement Date then in effect. For example, if you are age 62 upon the expiration of a Guarantee Period and you have chosen age 65 as an Annuity Commencement Date, we will provide a three year Guarantee Period to equal the number of years remaining before your Annuity Commencement Date. Your Account Value will then earn interest at a Guarantee Rate which we have declared for that duration. The Guarantee Rate for the Guarantee Period automatically applied in these circumstances may be higher or lower than the Guarantee Rate for longer durations.


    The Account Value at the beginning of any subsequent Guarantee Period will be equal to the Account Value at the end of the Guarantee Period just ending. This Account Value (less surrenders made after the beginning of the subsequent Guarantee Period) will earn interest compounded annually at the Subsequent Guarantee Rate.



    Within 30 days preceding the end of a Guarantee Period, we will notify you of the expiry of the current rate Guarantee Period.


 2. ESTABLISHMENT OF GUARANTEE RATES AND
    CURRENT RATES

    You will know the Initial Guarantee Rate for the Guarantee Period you choose at the time you purchase your Contract. Under certain circumstances, Hartford may offer a rate in excess of the Guarantee Rate for the first year only of a subsequent Guarantee Period. Current Rates will be established periodically along with the Guarantee Rates which will be applicable to subsequent Guarantee Periods. After the end of each Contract Year, we will send you a statement which will show (a) your Account Value as of the end of the preceding Contract Year,
(b) all transactions regarding your Contract during the Contract Year, (c) your Account Value at the end of the current Contract Year, and (d) the rate of interest being credited to your Contract.


    Hartford has no specific formula for determining the rate of interest that it will declare as Current Rates or Guarantee Rates in the future. The determination of Current Rates and Guarantee Rates may reflect, in part, the income anticipated from the types of debt instruments in which

10                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


Hartford intends to invest the proceeds attributable to the Contracts. (See "Investments by Hartford," page 13.) In addition, Hartford's management may also consider various other factors in determining Current Rates and Guarantee Rates for given periods, including regulatory and tax requirements; sales commissions and administrative expenses borne by Hartford; general economic trends; and competitive factors. HARTFORD'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO CURRENT RATES AND GUARANTEE RATES TO BE DECLARED. WE CANNOT PREDICT, NOR CAN WE GUARANTEE, FUTURE CURRENT RATES OR GUARANTEE RATES.


 3. SURRENDERS

 (a) GENERAL


    Full surrenders may be made under a Contract at any time. Partial surrenders may only be made if:


     i. the Gross Surrender Value is at least $1,000; and



    ii. the remaining Account Value after the Gross Surrender Value has been deducted is at least $5,000.


    In the case of all surrenders, the Account Value will be reduced by the Gross Surrender Value on the Surrender Date and the Net Surrender Value will be payable to you. The Net Surrender Value equals:

(A - B) x C, where:

A = the Gross Surrender Value,

B = the surrender charge plus any unpaid premium tax (see page 11), and

C = the Market Value Adjustment (see page 10).

    Hartford will, upon request, inform you of the amount payable upon a full or partial surrender.

    Any full, partial or special surrender may be subject to tax. (See "Federal Tax Considerations," page 14.)

    THERE ARE CERTAIN RESTRICTIONS ON SECTION 403(b) TAX-SHELTERED ANNUITIES. AS OF DECEMBER 31, 1988, ALL SECTION 403(b) ANNUITIES HAVE LIMITS ON FULL AND PARTIAL SURRENDERS. CONTRIBUTIONS TO THE CONTRACT MADE AFTER DECEMBER 31, 1988 AND ANY INCREASES IN CASH VALUE AFTER DECEMBER 31, 1988 MAY NOT BE DISTRIBUTED UNLESS THE CONTRACT OWNER/ EMPLOYEE HAS: (A) ATTAINED AGE 59 1/2, (B) TERMINATED EMPLOYMENT, (C) DIED, (D) BECOME DISABLED, OR (E) EXPERIENCED FINANCIAL HARDSHIP.

    DISTRIBUTIONS DUE TO FINANCIAL HARDSHIP OR SEPARATION FROM SERVICE MAY STILL BE SUBJECT TO A PENALTY TAX OF 10%.

    HARTFORD WILL NOT ASSUME ANY RESPONSIBILITY IN DETERMINING WHETHER A WITHDRAWAL IS PERMISSIBLE, WITH OR WITHOUT TAX PENALTY, IN ANY PARTICULAR SITUATION OR IN MONITORING WITHDRAWAL REQUESTS REGARDING PRE- OR POST-JANUARY 1, 1989 ACCOUNT VALUES.

 (b) SURRENDER CHARGE


    No deduction for a sales charge is made from the purchase payment when received. A surrender charge, however, may be deducted from the Gross Surrender Value (before application of any Market Value Adjustment) of any partial or full surrender made before the end of the seventh Contract Year regardless of the length of Guarantee Periods, as follows:



                        CHARGE AS
  CONTRACT YEAR        PERCENTAGE
    IN WHICH            OF GROSS
SURRENDER IS MADE    SURRENDER VALUE
-----------------  -------------------
        1                      7%
        2                      6%
        3                      5%
        4                      4%
        5                      3%
        6                      2%
        7                      1%
   Thereafter                  0%


    No surrender charge will be made for surrenders after Contract Year 7 or certain surrenders effective at the end of a Guarantee Period. (See "Special Surrenders," page 11).

    The surrender charge may be reduced if you are surrendering to purchase a variable annuity contract issued by Hartford or an affiliate of Hartford.


    For example, assume you select an initial Guarantee Period of five years and then you take no action to change the duration of the second Guarantee Period, resulting in a second Guarantee Period also with a duration of five years. Any surrenders made during the sixth Contract Year will be subject to a two percent surrender charge even though you could have made a surrender of up to the Account Value at the end of the initial five year Guarantee Period which would not have been subject to a surrender charge.


 (c) MARKET VALUE ADJUSTMENT


    The amount payable on a partial or full surrender made during any Guarantee Period may be adjusted up or down by the application of the Market Value Adjustment. Where applicable, the Market Value Adjustment is applied to Gross Surrender Value, net of any surrender charge.


    In the  case  of  either a  partial  or  full surrender,  the  Market  Value
Adjustment will reflect the relationship between the Current Rate for the duration remaining in the Guarantee Period at the time you request the surrender, and the Guarantee Rate then applicable to your Contract.

HARTFORD LIFE INSURANCE COMPANY                                               11
--------------------------------------------------------------------------------


    Generally, if your Guarantee Rate is lower than the applicable Current Rate, then the application of the Market Value Adjustment will reduce the payment upon surrender.



    Similarly, if your Guarantee Rate is higher than the applicable Current Rate, the application of the Market Value Adjustment will increase the payment upon surrender.


    For example, assume you purchase a Contract and select an initial Guarantee Period of ten years and our Guarantee Rate for that duration is 8% per annum. Assume that at the end of seven years you make a partial surrender. If the three year Current Rate is then 6%, the amount payable upon partial surrender will increase after the application of the Market Value Adjustment. On the other hand, if such Current Rate is higher than your Guarantee Rate (for example, 10%), the application of the Market Value Adjustment will cause a decrease in the amount payable to you upon this partial surrender.


    Since Current Rates may reflect, in part, the investment yields available to Hartford (see "Investments by Hartford," page 13), the Market Value Adjustment may also reflect, in part, the levels of such yields. It is possible, therefore, that should such yields increase significantly from the time you purchased your Contract, coupled with the application of the surrender charges, the amount you would receive upon a full surrender of your Contract could be less than your original purchase payment.


    The formula for calculating the Market Value Adjustment is set forth in Appendix C, which also contains an additional illustration of the application of the Market Value Adjustment.

 (d) SPECIAL SURRENDERS


    No surrender charge is imposed:



    (1) Upon a surrender made at the end of the initial Guarantee Period, provided such surrender occurs on or after the end of the third Contract Year.



    (2) Upon a surrender made at the end of any subsequent Guarantee Period, provided such surrender occurs on or after the end of the fifth Contract Year.



        A request for surrender at the end of a Guarantee Period pursuant to (1) and (2) above must be received in writing by Hartford during the 30 day period preceding the end of that Guarantee Period.



    (3) Upon the application of your Account Value to purchase an annuity on the Annuity Commencement Date. A Market Value Adjustment will be applied if the Annuity Commencement Date is not at the end of a Guarantee Period. To elect an Annuity Option, Hartford must receive your notice in writing at least 30 days before the end of that Guarantee Period.



        In addition, we will send you any interest that has been credited during the prior 12 months if you so request in writing. No surrender charge or Market Value Adjustment will apply to such interest payments. Any such surrender may, however, be subject to tax.



        For certain tax-qualified plans, we reserve the right to offer by rider an extended surrender privilege, without imposing a surrender charge or Market Value Adjustment.


 4. GUARANTEE PERIOD EXCHANGE OPTION


    Once each Contract Year you may elect to transfer from your current rate Guarantee Period into a new rate Guarantee Period of a different duration. A Market Value Adjustment will be applied to your current Account Value at the time of transfer. There will be no surrender charge for this exchange. Surrender charges will continue to be based on time elapsed from the original Contract Date. While we currently do not impose a transfer charge, Hartford reserves the right to charge a fee of up to $50 for each transfer.


 5. PREMIUM TAXES

    A deduction is also made for premium taxes, if applicable, imposed by a state or other governmental entity, currently ranging up to 3.5%. Some states assess the tax at the time purchase payments are made; others assess the tax at the time of annuitization. Hartford will pay premium taxes at the time imposed under applicable law. At its sole discretion, Hartford may deduct premium taxes at the time Hartford pays such taxes to the applicable taxing authorities, upon surrender, or when annuity payments commence.

 6. DEATH BENEFIT

    If the Annuitant dies before the Annuity Commencement Date and there is no designated Contingent Annuitant surviving, or if the Participant dies before the Annuity Commencement Date, the Death Benefit will be payable to the Beneficiary as determined under the Contract Control Provisions. With regard to Joint Participants, at the first death of a Joint Participant preceding the Annuity Commencement Date, the Beneficiary will be the surviving Participant, notwithstanding that the Designated Beneficiary may be different. The Death Benefit is calculated as of the date we receive at the offices of Hartford written notification of Due Proof of Death. The Death Benefit will equal the Account Value.


    The Death Benefit may be taken in one sum, to be paid within six months after the date we receive Due Proof of Death, or under any of the Annuity Options available under the Contract; provided, however, that: (a) in the event of the death of a Participant prior to the Annuity Commencement Date, any Annuity Option selected must provide that any

12                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


amount payable as a Death Benefit will be distributed within five years of the date of death; and (b) in the event of the death of a Participant or Annuitant which occurs on or after the Annuity Commencement Date, any remaining interest in the Contract will be paid at least as rapidly as under the method of distribution in effect at the time of death, or, if the benefit is payable over a period not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary, such distribution must commence within one year of the date of death. Notwithstanding the foregoing, in the event of the Participant's death, where the sole Beneficiary is the spouse of the Participant and the Annuitant or Contingent Annuitant is living, such sole Beneficiary may elect, in lieu of receiving the Death Benefit, to be treated as the Participant.


    If the Contract is owned by a corporation or other non-individual, the Death Benefit payable upon the death of the Annuitant preceding the Annuity
Commencement Date will be payable only as one sum or under the same Annuity Options and in the same manner as if an individual Contract Owner died on the date of the Annuitant's death.

 7. PAYMENT UPON PARTIAL OR FULL SURRENDER


    We may defer payment of any partial or full surrender for a period not exceeding six months from date of our receipt of your notice of surrender or the period permitted by state insurance law, if less. Only under highly unusual circumstances will we defer a surrender payment more than 30 days, and if we defer payment for more than 30 days, we will pay interest of at least 4 1/2% per annum on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, a time of an unusually high surrender rate under the Contracts, accompanied by a radical shift in interest rates. If we intend to withhold payment for more than 30 days, we will notify you in writing. We will not, however, defer payment for more than 30 days as to any surrender which is to be effective at the end of any Guarantee Period.


  C. ANNUITY PERIOD

 1. ELECTING THE ANNUITY COMMENCEMENT DATE AND
    FORM OF ANNUITY

    Upon application for a Contract, you select an Annuity Commencement Date. Within 30 days preceding your Annuity Commencement Date you may elect to have all or a portion of your Net Surrender Value paid in a lump sum on your Annuity Commencement Date. Alternatively, or with respect to any portion of your Net Surrender Value not paid in a lump sum, you may elect, at least 30 days preceding the Annuity Commencement Date, to have your Account Value with a Market Value Adjustment, if applicable, or a portion thereof multiplied by the Market Value Adjustment (less applicable premium taxes, if any) applied on the Annuity Commencement Date under any of the Annuity Options described below. In the absence of such election, Account Value with a Market Value Adjustment, if applicable, will be applied on the Annuity Commencement Date under the Second Option to provide a life annuity with 120 monthly payments certain. This Contract may not be surrendered for its Termination Value after the commencement of annuity payments, except with respect to Option Six.

 2. CHANGE OF ANNUITY COMMENCEMENT DATE OR
    ANNUITY OPTION

    You may change the Annuity Commencement Date and/or the Annuity Option from time to time, but any such change must be made in writing and received by us at least 30 days preceding the scheduled Annuity Commencement Date. Also, the proposed Annuity Commencement Date may not be beyond the Annuitant's 90th birthday, except in certain states where the Annuity Commencement Date may not be beyond the Annuitant's 85th birthday.

 3. ANNUITY OPTIONS

    Any one of the following Annuity Options may be elected:

    FIRST OPTION -- Life Annuity

    An annuity payable monthly during the lifetime of the Annuitant, and terminating with the last monthly payment due preceding the death of the Annuitant. It would be possible under this Option for an Annuitant to receive only one Annuity payment if he died preceding the due date of the second Annuity payment, two payments if he died before the due date of the third Annuity payment, and so on.

    SECOND OPTION -- Life Annuity with 120, 180 or 240 Monthly Payments Certain

    An annuity providing monthly income to the Annuitant for a fixed period of 120 months, 180 months or 240 months (as selected), and for as long thereafter as the Annuitant shall live.

    THIRD OPTION -- Cash Refund Life Annuity

    An annuity payable monthly during the lifetime of the Annuitant, provided that, at the death of the Annuitant, the Beneficiary will receive an additional payment equal to (a) minus (b), where (a) is the Account Value applied on the Annuity Commencement Date under this Option and (b) is the dollar amount of annuity payments already paid.

    FOURTH OPTION -- Joint and Last Survivor Life Annuity

    An annuity payable monthly during the joint lifetime of the Annuitant and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment preceding the death of the survivor. It would be possible under this Option for the Annuitant, and

HARTFORD LIFE INSURANCE COMPANY                                               13
--------------------------------------------------------------------------------

designated second person in the event of the common or simultaneous death of the parties, to receive only one payment in the event of death preceding the due date for the second payment, and so on.

    FIFTH OPTION -- Payments for a Designated Period

    An amount payable monthly for the number of years selected which may be from five to 30 years.

    The Tables in the Contract provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the five Annuity Options. Under the First, Second or Third Options, the amount of each payment will depend upon the age and sex of the Annuitant at the time the first payment is due. Under the Fourth Option, the amount of each payment will depend upon the sex of both payees and their ages at the time the first payment is due.

    The Tables for the First, Second, Third and Fourth Options are based on the 1983a Individual Annuity Mortality Table, with ages set back one year and a net investment rate of 4% per annum. The table for the Fifth Option is based on a net investment rate of 4% per annum.

    We may, from time to time, at our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the five Annuity Options.

    SIXTH OPTION -- Annuity Proceeds Settlement Option

    Proceeds from the Death Benefit may be left with Hartford for a period not to exceed five years from the date of the Participant's death preceding the Annuity Commencement Date. The proceeds will remain in the same Guarantee Period and continue to earn the same interest rate as at the time of death. If the Guarantee Period ends before the end of the five year period, the Beneficiary may elect a new Guarantee Period with a duration closest to but not to exceed the time remaining in the period of five years from the date of the Participant's death. Full or partial surrenders may be made at any time. In the event of surrenders, the remaining value will equal the proceeds left with Hartford, minus any surrenders, plus any interest earned. A Market Value Adjustment will be applied to all surrenders except those occurring at the end of a Guarantee Period.

 4. ANNUITY PAYMENT

    The first payment under any Annuity Option will be made following the Annuity Commencement Date. Subsequent payments will be made on the same day in accordance with the manner of payment selected.

    The option elected must result in a payment of an amount at least equal to the minimum payment amount according to Hartford's rules then in effect. If at any time payments are less than the minimum payment amount, Hartford has the right to change the frequency to an interval resulting in a payment at least equal to the minimum. If any amount due is less than the minimum per year, Hartford may make other arrangements that are equitable to the Annuitant.

    Once annuity payments have commenced, no surrender of the annuity benefit (including benefits under the Fifth Option) can be made for the purpose of receiving a lump sum settlement in lieu thereof.

 5. DEATH OF ANNUITANT AFTER ANNUITY
    COMMENCEMENT DATE

    In the event of the death of the Annuitant after the Annuity Commencement Date, the present values on the date of death of the current dollar amount of any remaining guaranteed payments will be paid in one sum to the Beneficiary unless other provisions shall have been made and approved by us. Calculations of such present value will be based on the interest rate that is used by us to determine the amount of each certain payment.

                            INVESTMENTS BY HARTFORD


    Assets of Hartford must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. (See pages 25 and 26 for percentage breakdown of Hartford's investments.)



    Contract reserves will be accounted for in a non-unitized separate account. Contract Owners have no priority claims on assets accounted for in this separate account. All assets of Hartford, including those accounted for in this separate account, are available to meet the guarantees under the Contracts and are available to meet the general obligations of Hartford.


    Nonetheless, in establishing Guarantee Rates and Current Rates, Hartford intends to take into account the yields available on the instruments in which it intends to invest the proceeds from the Contracts. (See "Establishment of Guarantee Rates and Current Rate," page 9.) Hartford's investment strategy with respect to the proceeds attributable to the Contracts will generally be to invest in investment-grade debt instruments having durations tending to match the applicable Guarantee Periods.

    Investment-grade debt instruments in which Hartford intends to invest the proceeds from the Contracts include:

14                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

    Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

    Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

    Other  debt  instruments,  including,  but  not  limited  to,  issues  of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's Investors Services, Inc. or Standard & Poor's Corporation are deemed by Hartford's management to have an investment quality comparable to securities which may be purchased as stated above.

    While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Contracts, we are not obligated to invest the proceeds attributable to the Contract according to any particular strategy, except as may be required by Connecticut and other state insurance laws.

                             AMENDMENT OF CONTRACTS

    We reserve the right to amend the Contracts to meet the requirements of applicable federal or state laws or regulations. We will notify you in writing of any such amendments.


                            ASSIGNMENT OF CONTRACTS


    Your rights as evidenced by a Contract may be assigned as permitted by applicable law. An assignment will not be binding upon us until we receive notice from you in writing. We assume no responsibility for the validity or effect of any assignment. You should consult your tax adviser regarding the tax consequences of an assignment.

                           DISTRIBUTION OF CONTRACTS


    The Contracts are sold by certain independent broker-dealers registered under the 1934 Act to persons who have established an account with the broker-dealer. In addition, the Contracts may be offered to members of certain other eligible groups or certain individuals. Hartford will pay a maximum commission of 5% for the sale of a Contract. From time to time, customers of certain broker-dealers may be offered special initial Guarantee Rates and negotiated commissions.


    The Contracts may also be sold directly to employees of Hartford and of Hartford Fire Insurance Company, of which Hartford is a subsidiary. The Contracts will be credited with an additional 2% of the employee's purchase payment by Hartford. This additional percentage of purchase payment in no way affects present or future charges, rights, benefits or current values of other Contract Owners.


    Hartford Securities Distribution Company, Inc. ("HSD") serves as principal underwriter for the Contracts. HSD is a wholly-owned subsidiary of Hartford. The principal business address of HSD is the same as Hartford. HSD is registered with the Commission under the 1934 Act as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.



    Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners.



    In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates, or Hartford out of their own assets and will not affect the amounts paid by the policyholders or contract owners to purchase, hold or surrender insurance products.


                           FEDERAL TAX CONSIDERATIONS

  A. GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE PARTICIPANT INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED IN THIS PROSPECTUS.

    It should be understood that any detailed description of the federal income tax consequences regarding the purchase of the Contracts cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion is based upon Hartford's understanding of existing federal income tax laws as they are currently interpreted. No representation is made as to the likelihood of continuation

HARTFORD LIFE INSURANCE COMPANY                                               15
--------------------------------------------------------------------------------

of  the  present  federal  income  tax   laws  or  of  the  current  or   future
interpretations of those laws by the Internal Revenue Service.

    THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS LEGAL ADVICE REGARDING THE TAX LAWS. Any person with questions about the tax consequences regarding the Contracts should consult a competent tax advisor prior to making any decisions.

  B. TAXATION OF HARTFORD

    Hartford is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). The assets underlying the Contracts will be owned by Hartford. The income earned on such assets will be Hartford's income.

  C. TAXATION OF ANNUITIES -- GENERAL
     PROVISIONS AFFECTING PURCHASERS OTHER
     THAN QUALIFIED RETIREMENT PLANS

    Section 72 of the Code governs the taxation of annuities in general.

 1. NON-NATURAL PERSONS, CORPORATIONS, ETC.


    Section 72 contains provisions for Contract Owners which are non-natural persons. Non-natural persons include corporations, trusts, limited liability companies and partnerships. The annual net increase in the value of the Contract is currently includable in the gross income of a non-natural person, unless the non-natural person holds the Contract as an agent for a natural person. There are additional exceptions from current inclusion for (i) certain annuities held by structured settlement companies, (ii) certain annuities held by an employer with respect to a terminated qualified retirement plan and (iii) certain immediate annuities. A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.


    If the Contract Owner is not an individual, Section 72 requires that the primary Annuitant shall be treated as the Contract Owner for purposes of making the required distributions. If the Contract Owner is not an individual, then a change in the primary Annuitant will be treated as the death of the Contract Owner for purposes of required distributions where the Contract Owner dies before the entire interest in the Contract is distributed.

 2. OTHER CONTRACT OWNERS (NATURAL PERSONS).

    In general, and with certain exceptions, interest or earnings credited under the Contract are not included in the Contract Owner's income for tax purposes until actually distributed from the Contract.

    The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

 a. DISTRIBUTIONS PRIOR TO THE ANNUITY
    COMMENCEMENT DATE.

i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

 b. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE.

    Annuity payments made periodically after the Annuity Commencement Date are excluded from gross income to the extent that part of the amount of the payment bears the same ratio to the payment as the "investment in the contract" bears to the expected return under the Contract ("exclusion ratio").

16                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.

iii. Generally, nonperiodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after the Annuity Commencement Date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

iv. For annuity payments made under a qualified plan, the portion of each annuity payment that represents nontaxable return of basis is generally equal to the total investment in the Contract as of the Annuity Commencement Date, divided by the number of anticipated payments, which is determined by reference to the age of the Annuitant under a table in Section 72(d) of the Code.

 c. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.


    Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. Hartford believes that for any annuity subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.


 d. 10% PENALTY TAX -- APPLICABLE TO CERTAIN
    WITHDRAWALS AND ANNUITY PAYMENTS.

i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

ii. In general, the 10% penalty tax will not apply to the following distributions (exceptions vary based upon the precise plan involved):

    1. Distributions made on or after the date the recipient has attained the age of 59 1/2.

    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

    3.  Distributions attributable to a recipient's becoming disabled.

    4. A distribution that is part of a scheduled series of substantially equal periodic payments for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's Beneficiary).

    5. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

 e. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.

    If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come
(1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and
(4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income. In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph 3.

HARTFORD LIFE INSURANCE COMPANY                                               17
--------------------------------------------------------------------------------

 f. REQUIRED DISTRIBUTIONS

i.  Death of Contract Owner or Primary Annuitant

    Subject to the alternative election or spouse beneficiary provisions in ii. or iii. below:

    1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

    2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

    3.  If the Contract Owner is not  an individual, then for purposes of 1.  or
        2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

ii. Alternative Election to Satisfy Distribution Requirements If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. The election and payments must begin within a year of the death.

iii. Spouse Beneficiary

     If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above.

  D. INFORMATION REGARDING
     TAX-QUALIFIED PLANS


    The tax rules applicable to tax-qualified contract owners, including restrictions on contributions and distributions, taxation of distributions and tax penalties, vary according to the type of plan as well as the terms and conditions of the plan itself. Various tax penalties may apply to contributions in excess of applicable limits, distributions prior to age 59 1/2 (subject to certain exceptions), distributions which do not conform to applicable commencement and minimum distribution rules, and certain other transactions with respect to tax-qualified plans. Therefore, this summary does not attempt to provide more than general information about the tax rules associated with use of a Contract by a tax-qualified retirement plan. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person to benefits may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract, but that Hartford is not bound by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless Hartford specifically consents to be bound. Additionally, some tax-qualified retirement plans are subject to distribution and other requirements which are not incorporated into Hartford's administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Because of the complexity of these rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.



 1. TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS.



    Provisions of the Code permit eligible employers to establish tax-qualified pension or profit sharing plans (described in Section 401(a) and 401(k), if applicable, and exempt from taxation under Section 501(a) of the Code), and Simplified Employee Pension Plans (described in Section 408(k)). Such plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate and the time when distributions must commence. Employers intending to use these contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice.



 2. TAX SHELTERED ANNUITIES UNDER SECTION 403(b).



    Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations, as specified in Section 501(c)(3) of the Code, to purchase annuity contracts, and, subject to certain limitations, to exclude such contributions from gross income. Generally, such contributions may not exceed the lesser of $10,000 (indexed) or 20% of an employee's "includable compensation" for such employee's most recent full year of employment, subject to other adjustments. Special provisions under the Code may allow some employees to elect a different overall limitation.



    Tax-sheltered annuity programs under Section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless such distribution is made:


(a) after the participating employee attains age 59 1/2;

(b) upon separation from service;

(c) upon death or disability; or

18                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


(d) in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).



    Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a Section 403(b) contract as of December 31, 1988.


 3. DEFERRED COMPENSATION PLANS UNDER SECTION 457.


    Employees and independent contractors performing services for eligible employers may have contributions made to an Eligible Deferred Compensation Plan of their employer in accordance with the employer's plan and Section 457 of the Code. Section 457 places limitations on contributions to Eligible Deferred Compensation Plans maintained by a State or other tax-exempt organization. For these purposes, the term "State" means a State, a political sub-division of a State, and an agency or instrumentality of a State or political sub-division of a State. Generally, the limitation is 33 1/3% of includable compensation (typically 25% of gross compensation) or, for 1998, $8,000 (indexed), whichever is less. Such a plan may also provide for additional "catch-up" deferrals during the three taxable years ending before a Participant attains normal retirement age.



    An employee electing to participate in an Eligible Deferred Compensation Plan should understand that his or her rights and benefits are governed strictly by the terms of the plan and that the employer is the legal owner of any contract issued with respect to the plan. The employer, as owner of the contract(s), retains all voting and redemption rights which may accrue to the contract(s) issued with respect to the plan. The participating employee should look to the terms of his or her plan for any charges in regard to participating therein other than those disclosed in this Prospectus. Participants should also be aware that effective August 20, 1996, the Small Business Job Protection Act of 1996 requires that all assets and income of an Eligible Deferred Compensation Plan established by a governmental employer which is a State, a political subdivision of a State, or any agency or instrumentality of a State or political subdivision of a State, must be held in trust (or under certain specified annuity contracts or custodial accounts) for the exclusive benefit of participants and their beneficiaries. Special transition rules apply to such Eligible governmental Deferred Compensation Plans already in existence on August 20, 1996, and provide that such plans need not establish a trust before January 1, 1999. However, this requirement of a trust does not apply to amounts under an Eligible Deferred Compensation Plan of a tax-exempt (non-governmental) organization, and such amounts will be subject to the claims of such tax-exempt employer's general creditors.



    In general, distributions from an Eligible Deferred Compensation Plan are prohibited under Section 457 of the Code unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency. Present federal tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan except for transfers to other Section 457 plans in limited cases.


 4. INDIVIDUAL RETIREMENT ANNUITIES UNDER SECTION 408.

    Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("IRAs"). IRAs are subject to limitations on the amount that may be contributed, the contributions that may be deducted from taxable income, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain qualified plans may be "rolled-over" on a tax-deferred basis into an IRA.


    The Contracts may be offered as SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a regular IRA only after two years have expired since the participant first commenced participation in your employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a regular IRA. Hartford is a non-designated financial institution.



    Beginning in 1998, the Contracts may be offered as ROTH IRAs under Section 408A of the Code. Contributions to a ROTH IRA are not deductible. Subject to special limitations, a regular IRA may be converted into a ROTH IRA or a distribution from a regular IRA may be rolled over to a ROTH IRA. However, a conversion or a rollover from a regular IRA to a ROTH IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a ROTH IRA are tax-free.



 5. FEDERAL TAX PENALTIES AND WITHHOLDING.


    Distributions from retirement plans are generally taxed under Section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution which bears the same ratio as the after-tax contributions bear to the expected return.

 a. PREMATURE DISTRIBUTION.


    Distributions from a tax-qualified plan before the Participant attains age 59 1/2 are generally subject to an additional penalty tax equal to 10% of the taxable portion of the distribution. The 10% penalty does not apply to distributions made after the employee's death, on account of disability, for eligible medical expenses and distributions in the form of a life annuity and, except in the case of an IRA, certain distributions after separation from service after age 55. For these purposes, a life annuity means a scheduled series of substantially equal periodic payments for the life or

HARTFORD LIFE INSURANCE COMPANY                                               19
--------------------------------------------------------------------------------


life expectancy of the Participant (or the joint lives or life expectancies of the Participant and Beneficiary).



    In addition, effective for distributions made from an IRA after December 31, 1997, there is no such penalty tax on distributions that do not exceed the amount of certain qualifying higher education expenses, as defined by Section 72(t)(7) of the Code, or which are qualified first-time homebuyer distributions meeting the requirements of Section 72(t)(8) of the Code.



    If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax discussed above is increased to 25% with respect to non-exempt premature distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.


 b. MINIMUM DISTRIBUTION TAX.

    If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% tax on the amount that was not properly distributed.


    An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than April 1 of the calendar year following the later of (i) the calendar year in which the individual attains age 70 1/2 or (ii) the calendar year in which the individual retires from service with the employer sponsoring the plan ("required beginning date"). However, the required beginning date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2. The entire interest of the Participant must be distributed beginning no later than the required beginning date over a period which may not extend beyond a maximum of the life expectancy of the Participant and a designated Beneficiary. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.


    If an individual dies before reaching his or her required beginning date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated Beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the Beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

    If an individual dies after reaching his or her required beginning date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.


 c. WITHHOLDING



    In general, distributions from IRAs and plans described in Section 457 of the Code are subject to regular wage withholding rules. Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and beneficiary) are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.



    Other  distributions  from  such other  tax-qualified  retirement  plans are generally subject to mandatory income tax withholding at the flat rate of 20% unless such distributions are:



1)  the non-taxable portion of the distribution;



2)  required minimum distributions; or



3)  direct transfer distributions.



    Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).



  E. ANNUITY PURCHASES BY NONRESIDENT
     ALIENS AND FOREIGN CORPORATIONS



    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

20                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                  THE COMPANY

  A. BUSINESS OF HARTFORD LIFE
     INSURANCE COMPANY

 ORGANIZATION


    Hartford Life Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing life insurance, both individual and group, in all states of the United States and the District of Columbia. Hartford was originally incorporated under the laws of Massachusetts on June 5, 1902, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple line insurance carriers in the United States. Hartford is ultimately owned by The Hartford Financial Services Group, Inc., a Delaware corporation.



    Hartford is rated A+ (superior) by A.M. Best and Company, Inc. on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's Corporation and AA+ by Duff and Phelps, on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Accounts. The ratings apply to Hartford's ability to meet its insurance obligations including those described in this Prospectus.



    Hartford provides for the insurance and retirement needs of millions of individuals and has been among the fastest growing major life insurance companies in the United States for the past several years, as measured by assets. At December 31, 1997, Hartford's total assets of $98 billion included 14% of fixed maturities and 70% of separate accounts with the remainder representing equity securities, cash, policy loans, reinsurance recoverable, deferred policy acquisition costs and other assets.


    The reportable segments of the Company and its subsidiaries are:


    Annuity
    Individual Life Insurance
    Employee Benefits
    Guaranteed Investment Contracts
    Corporate operations


    Revenue, income before income tax expense and assets by reportable segment are set forth in Note 7 in Notes to Consolidated Financial Statements.

 BRIEF DESCRIPTION OF REPORTABLE SEGMENTS


    The Company operates in three principal business segments: Annuity, Individual Life Insurance and Employee Benefits. The Company also maintains a
Guaranteed Investment Contracts segment, which is primarily comprised of guaranteed rate contract business written prior to 1995 ("Closed Book GRC") and a Corporate Operation through which it reports net investment income on assets representing surplus not assigned to any of its business segments and certain other revenues and expenses not specifically allocable to any of its business segments. The following is a description of each segment, including a discussion of principal products, methods of distribution, and competitive environments.



ANNUITY



    The Annuity segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired. The Annuity segment offers fixed market value adjusted ("MVA") and variable annuities, deferred compensation plan services for municipal governments and corporations, structured settlement contracts and other special purpose annuity contracts, mutual funds, investment management contracts and certain other financial products. The Annuity segment accounted for $206 million of the total segment earnings of the Company for the year ended December 31, 1997. Growth in the Company's assets has been driven by its sale of variable annuities. For the year ended December 31, 1997, the Company was the largest writer of both individual annuities and individual variable annuities. New sales of individual annuities were approximately $10.2 billion in 1997, bringing total individual annuity account value to $56.3 billion as of December 31, 1997. Of the total individual annuity account value, $46.9 billion relates to individual variable annuities and $9.0 billion relates to fixed MVA annuities held in guaranteed separate accounts. Of the Company's $46.9 billion in individual variable annuities in force, $43.3 billion, or 92%, are held in non-guaranteed separate accounts, as of December 31, 1997. In contrast, the next nine largest writers in the United States of variable annuities held an average of 76% of their variable annuities in force in non-guaranteed separate accounts, as of December 31, 1997, based on the Company's analysis of information compiled by Variable Annuity and Research Data Service ("VARDS").


    The Company has distribution arrangements to sell its individual annuity products with approximately 1,350 national and regional broker-dealers and 450 banks. Management believes that it has established a strong distribution franchise through its long-standing relationships with the members of its bank and broker-dealer network and is committed both to expanding sales through these established channels of distribution and promoting new distributors for all its products and services.

INDIVIDUAL LIFE INSURANCE


    The  Individual  Life  Insurance  segment  focuses  on  individuals'   needs
regarding the transfer of wealth between generations, as well as the protection of individuals and

HARTFORD LIFE INSURANCE COMPANY                                               21
--------------------------------------------------------------------------------


their families against lost earnings resulting from death. The chief products sold in this market include both variable and fixed universal life-type contracts (including interest-sensitive whole life), as well as single premium variable life and term life products. Individual life insurance in force has increased from $45.2 billion in 1994 to $55.4 billion in 1997, of which $4.4 billion was derived from acquisitions. The Company's growth in insurance in force, together with favorable mortality results and a declining expense ratio, has resulted in increased segment earnings from $25 million in 1994 to $55 million in 1997.



    The primary Individual Life distribution system is focused on products designed for high-end estate and business planning. The high-end estate and business planning organization is managed through a sales office system of qualified insurance professionals with specialized training in sophisticated life insurance sales. These employees have access to an extensive network of licensed life insurance agents. High-end sales also occur, in certain regions, through a group of independent life insurance marketing organizations, each of which maintains a separate marketing agreement with the Company. In addition, other distribution relationships exist to provide incremental sales of life insurance products for both estate planning and basic protection against lost income from death. Furthermore, sales of single premium variable life are generated through the individual annuity distribution system. Along with HLA, 61% of total sales were produced by the sales office system, 11% resulted from the individual annuity distribution system with the remaining 28% of sales generated by other life insurance distribution relationships during 1997.


EMPLOYEE BENEFITS


    The Employee Benefits segment focuses on the needs of employers and associations to purchase group insurance products. The group life, long-term and short-term disability, stop-loss and supplementary medical coverages sold in this segment are reinsured to HLA. This segment also contains specialty businesses such as corporate owned life insurance ("COLI") and life/health reinsurance. Together with HLA, the Company is the largest writer of group short-term disability benefit plans and the second largest writer of group long-term disability insurance, as well as the fourth largest writer of group life insurance based on full-year 1997 new premium and premium equivalents, according to information compiled by the Employee Benefits Plan Review ("EBPR"). Management believes that, as a result of The Hartford's name recognition, the value-added nature of the Company's managed disability products and its effective claims administration, it is one of the leading sellers in the "large case" group market (companies with over 1,000 employees) and that further growth opportunities exist in the "small case" and "medium case" group markets. Sales of COLI have resulted in an increase in segment earnings from $18 million in 1994 to $32 million in 1997.


    The Employee Benefits segment uses an experienced group of Company employees to distribute its products through a variety of distribution outlets, including insurance agents, brokers, associations and third-party administrators.

  B. SELECTED FINANCIAL DATA

    The following selected financial data for Hartford, its subsidiaries and affiliated companies should be read in conjunction with the consolidated financial statements and notes thereto included in this Prospectus beginning on page 36.

22                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                              STATEMENT OF INCOME


                                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------------------
                                                                               1997       1996       1995       1994       1993
                                                                             ---------  ---------  ---------  ---------  ---------
REVENUES
  Premiums and other considerations........................................  $   1,637  $   1,705  $   1,487  $   1,100  $     747
  Net investment income....................................................      1,368      1,397      1,328      1,292      1,051
  Net realized (losses) gains..............................................          4       (213)       (11)         7         16
                                                                             ---------  ---------  ---------  ---------  ---------
    Total Revenues.........................................................      3,009      2,889      2,804      2,399      1,814
                                                                             ---------  ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------  ---------
BENEFITS, CLAIMS AND EXPENSES
  Benefits, claims and claim adjustment expenses...........................      1,379      1,535      1,422      1,405      1,046
  Amortization of deferred policy acquisition costs........................        335        234        199        145        113
  Dividends to policyholders...............................................        240        635        675        419        227
  Other insurance expenses.................................................        586        427        317        227        210
                                                                             ---------  ---------  ---------  ---------  ---------
    Total Benefits, Claims and Expenses....................................      2,540      2,831      2,613      2,196      1,596
                                                                             ---------  ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------  ---------
  Income before income tax expense.........................................        469         58        191        203        218
  Income tax expense.......................................................        167         20         62         65         75
  Income before cumulative effect of changes in accounting principles......        302         38        129        138        143
  Cumulative effect of changes in accounting principles net of tax benefits
   of $7...................................................................     --         --         --         --         --
                                                                             ---------  ---------  ---------  ---------  ---------
NET INCOME.................................................................  $     302  $      38  $     129  $     138  $     143
                                                                             ---------  ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------  ---------


                                                                               1992
                                                                             ---------
REVENUES
  Premiums and other considerations........................................  $     259
  Net investment income....................................................        907
  Net realized (losses) gains..............................................          5
                                                                             ---------
    Total Revenues.........................................................      1,171
                                                                             ---------
                                                                             ---------
BENEFITS, CLAIMS AND EXPENSES
  Benefits, claims and claim adjustment expenses...........................        797
  Amortization of deferred policy acquisition costs........................         55
  Dividends to policyholders...............................................         47
  Other insurance expenses.................................................        138
                                                                             ---------
    Total Benefits, Claims and Expenses....................................      1,037
                                                                             ---------
                                                                             ---------
  Income before income tax expense.........................................        134
  Income tax expense.......................................................         45
  Income before cumulative effect of changes in accounting principles......         89
  Cumulative effect of changes in accounting principles net of tax benefits
   of $7...................................................................        (13)
                                                                             ---------
NET INCOME.................................................................  $      76
                                                                             ---------
                                                                             ---------



  C. MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF
     OPERATION (DOLLAR AMOUNTS IN MILLIONS)



 1. CONSOLIDATED RESULTS



 OPERATING SUMMARY



                                                   FOR THE YEAR
                                                      ENDED
                                               --------------------
                                                 1997       1996
                                               ---------  ---------
Revenues.....................................  $   3,009  $   2,889
Expenses.....................................      2,707      2,851
                                               ---------  ---------
Net income...................................  $     302  $      38
                                               ---------  ---------
                                               ---------  ---------



    Revenues increased $120, or 4%, to $3 billion in 1997 from $2.9 billion in 1996. Revenues were impacted by the Health Insurance Portability and
Accountability Act of 1996 ("HIPA Act of 1996"), which phases out the deductibilty of interest expense on policy loans by the end of 1998, virtually eliminating all new sales of leveraged corporate owned life insurance ("COLI"), and by the Guaranteed Investment Contracts segment ("GIC"), which had a loss of $225 in 1996, primarily related to a closed block of guaranteed rate contract business ("Closed Book GRC"). Excluding COLI and GIC, revenues increased $293, or 20%, to $1.8 billion in 1997 as compared to $1.5 billion 1996. This growth was driven by increased Individual Annuity revenues of $256, or 42%, in 1997 as compared to 1996. This increase is primarily related to premiums and other considerations where individual variable annuity fee income grew $198, or 54%, in 1997 as compared to 1996, primarily resulting from increased average individual variable annuity account values of $13.1 billion, or 49%, to $39.7 billion in 1997. This solid growth in average account value was due to strong variable annuity sales of $9.7 billion and significant stock market appreciation. In addition, Individual Life Insurance premiums and other considerations grew $36, or 13%, reflecting the impact of applying cost of insurance charges and variable life fees to a larger block of business. Individual Life Insurance account values increased $555, or 17%, to $3.8 billion in 1997 as compared to 1996.



    Expenses decreased $144 in 1997 as compared to 1996. Excluding COLI and GIC for the reasons described above, expenses increased $255, or 20%, to $1.5 billion in 1997 as compared to $1.2 billion in 1996. Benefits, claims and expenses related to the Annuity segment increased $210, or 28%, in 1997 as compared to 1996. This increase was driven by increased amortization of deferred policy acquisition costs of $76, or 44%, due to strong sales in both 1997 and 1996, as well as increased operating expenses of $101, or 65%, reflective of the strong growth in this segment. In addition, Individual Life Insurance benefits, claims and expenses grew $30, or 8%, primarily related to amortization of deferred policy acquisition costs associated with this growing block of business.

HARTFORD LIFE INSURANCE COMPANY                                               23
--------------------------------------------------------------------------------


 ANNUITY



 OPERATING SUMMARY



                                                     FOR THE YEAR
                                                        ENDED
                                                 --------------------
                                                   1997       1996
                                                 ---------  ---------
Revenues.......................................  $   1,269  $     968
Expenses.......................................      1,063        820
                                                 ---------  ---------
Net income.....................................  $     206  $     148
                                                 ---------  ---------
                                                 ---------  ---------



    Revenues increased $301, or 31%, to $1.3 billion in 1997 from $1.0 billion in 1996. This increase was principally the result of a $234 increase in premiums and other considerations, reflecting a substantial increase in aggregate fees earned due to the segment's growing block of separate account assets. The average separate account assets of this segment increased to $50.7 billion in 1997, from $37.2 billion in 1996 primarily due to sales of individual variable annuities of approximately $9.7 billion in 1997, as well as significant market appreciation. Also, Group Annuity sales were $820 in 1997, an increase of $186, or 29%, over 1996. In addition, net investment income grew $67, or 15%, to $500 in 1997 primarily due to growth in average general account assets which increased to $8.1 billion in 1997 from $7.2 billion in 1996 largely as a result of growth in the general account portion of the individual variable annuity products.



    The growth in this segment in 1997 also resulted in an increase in expenses of $243, or 30%, to $1.1 billion in 1997 from $820 in 1996. Benefits, claims and claim adjustment expenses grew $33, or 8%, in 1997 primarily related to increased interest credited on Group Annuity general account liabilites. Amortization of DPAC related to the Individual Annuity operation grew $82, or 52%, in 1997 as prior and current year sales remained strong. Also, other business expenses increased $101, in 1997, as a result of the growth in this segment.



    A 33% growth in average account value in 1997, coupled with a reduction in individual annuity operating expenses as a percentage of total individual annuity account value to 25 basis points in 1997 from 28 basis points in 1996, contributed to the increase in net income of $58, or 39%, to $206 from $148 in 1996.


 INDIVIDUAL LIFE INSURANCE
 OPERATING SUMMARY


                                                       FOR THE YEAR
                                                          ENDED
                                                   --------------------
                                                     1997       1996
                                                   ---------  ---------
Revenues.........................................  $     487  $     440
Expenses.........................................        432        396
                                                   ---------  ---------
Net income.......................................  $      55  $      44
                                                   ---------  ---------
                                                   ---------  ---------



    Revenues in 1997 increased $47, or 11%, to $487 from $440 in 1996. In the first quarter of 1996, a block of business was assumed from Investors Equity Life Insurance Company ("IEL") which increased 1996 revenues by $9. Excluding this transaction, 1997 revenues increased $56, or 13%, as compared to 1996, reflecting the impact of applying cost of insurance charges and variable life fees to a larger block of business. Account values increased $555, or 17%, to $3.8 billion in 1997 from $3.2 billion in 1996. Sales were $140 in 1997, an increase of 8% over 1996. Variable life product sales comprised 70%, or $98, of total 1997 sales and grew $23, or 31%, over 1996 levels. Expenses increased $36, or 9%, to $432 in 1997 from $396 in 1996. Excluding IEL, expenses increased $45, or 12%, in 1997. This increase was primarily driven by an increase in amortization of DPAC of $23 in 1997 related to the growth in new variable life business.


 EMPLOYEE BENEFITS

 OPERATING SUMMARY


                                                     FOR THE YEAR
                                                        ENDED
                                                 --------------------
                                                   1997       1996
                                                 ---------  ---------
Revenues.......................................  $     972  $   1,366
Expenses.......................................        940      1,337
                                                 ---------  ---------
Net income.....................................  $      32  $      29
                                                 ---------  ---------
                                                 ---------  ---------



    Revenues decreased $394 to $972 in 1997, which was primarily attributable to the COLI business for which associated revenues decreased $380. The decrease in COLI revenues is primarily a result of the elimination of sales of leveraged COLI due to the HIPA Act of 1996, which phases out the deductibility of interest on policy loans under leveraged COLI by the end of 1998. The Company continues to sell variable COLI and recorded $3.6 billion of new deposits in 1997, increasing total account value to $12.3 billion at December 31, 1997 compared to $8.5 billion at December 31, 1996.Expenses decreased $397 to $940 in 1997, which generally reflected a decrease in dividends to policyholders of $394, or 62%, primarily due to the elimination of sales of leveraged COLI as discussed above. Net income increased $3, or 10%, in 1997 as compared to 1996 due to an increase in COLI of $1 and the sale of a block of reinsurance business which resulted in a gain of approximately $2, after tax.



 GUARANTEED INVESTMENT CONTRACTS


 OPERATING SUMMARY


                                                     FOR THE YEAR
                                                        ENDED
                                                 --------------------
                                                   1997       1996
                                                 ---------  ---------
Revenues.......................................  $     241  $      34
Expenses.......................................        241        259
                                                 ---------  ---------
Net income.....................................  $      --  $    (225)
                                                 ---------  ---------
                                                 ---------  ---------



    The GIC segment consists of guaranteed rate contract ("GRC") business that is supported by assets held in either the Company's general account or a guaranteed separate

24                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


account and includes a closed block of guaranteed rate contracts ("Closed Book GRC"). Historically, a significant majority of these contracts were sold as general account contracts with fixed rates and fixed maturities. The Company decided in 1995, after a thorough review of its GRC business, that it would significantly de-emphasize general account GRC, choosing instead to focus its distribution efforts on other products sold through other segments and selling general account GRC primarily as an accommodation to customers. From 1992 to 1994, the GIC segment sold over $5 billion of GRC. In contrast, the GIC segment sold only $47 and $108 of general account GRC in 1997 and 1996, respectively. Consistent with management's expectations, the segment had no net income in 1997 and expects no material income or loss from the GIC segment in the future.



    Closed Book GRC results in 1996 were negatively affected by lower investment rates and earnings in the related investment portfolio (primarily consisting of collateralized mortgage obligations and mortgage backed securities) due to prepayments experienced in excess of assumed and historical levels. Closed Book GRC was also affected by the interest rate rise in 1994 when the duration of its assets lengthened relative to that of the liabilities.



    Although the Closed Book GRC asset portfolio as a whole is duration matched with its liabilities, certain investments continue to have a longer maturity than their corresponding liabilities and will need to be liquidated prior to maturity in order to meet the specific liability commitments. To protect the existing value of these investments, the Company entered into various hedge transactions in late September 1996 which substantially eliminated further fluctuation in fair value of the investments due to interest rate changes. As of December 31, 1997, Closed Book GRC had general account assets and liabilities of $2.2 billion. The scheduled maturities are $1.0 billion, or 45%, in 1998, $0.7 billion, or 32%, in 1999 and $0.5 billion, or 23%, thereafter.


 2. BUSINESS SEGMENT INFORMATION


    For business segment information, see Note 14 to Notes to Consolidated Financial Statements.


  D. REINSURANCE

    Hartford cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve Hartford of its primary liability. Hartford also assumes insurance from other insurers. Group life and health insurance is substantially reinsured to affiliated companies.

  E. RESERVES


    In accordance with applicable insurance regulations, Hartford establishes and carries as liabilities actuarially determined reserves which are calculated to meet its future obligations. The reserves are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect Hartford's actual experience when appropriate. These reserves are computed at amounts that, with additions from premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet Hartford's policy obligations at their maturities or in the event of an insured's death. Reserves include unearned premiums, premium deposits, claims reported but not yet paid, claims incurred but not reported and claims in the process of settlement. Hartford's reserves for assumed reinsurance are computed on bases essentially comparable to direct insurance reserves.


  F. INVESTMENTS

 INVESTMENT OPERATIONS


    The Company's investments are managed by its investment strategy group which consists of a risk management unit and a portfolio management unit and directly reports to senior management of the Company. The risk management unit is responsible for monitoring and managing the Company's asset/liability profile and establishing investment objectives and guidelines. The portfolio management unit is responsible for determining, within specified risk tolerances and investment guidelines, the general asset allocation, duration, convexity and other characteristics of the Company's general account and guaranteed separate account investment portfolios. The Hartford Investment Management Company, a wholly owned subsidiary of The Hartford, executes the investment plan of the investment strategy group including the identification and purchase of securities that fulfill the objectives of the strategy group.



    The primary investment objective of the Company's general account and guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters (including the management of the interest rate sensitivity of invested assets relative to that of policyholder obligations). The Company does not have any financial instruments entered into for trading purposes. The Company is exposed to two primary sources of investment risk: credit risk, relating to the uncertainty associated with an obligor's continued ability to make timely payment of principal and interest, and interest rate risk, relating to the market price and/or cash flow variability associated with changes in market yield curves. See the Asset-Liability Management Strategies section below for further discussion of the Company's approach to managing these investment risks.

HARTFORD LIFE INSURANCE COMPANY                                               25
--------------------------------------------------------------------------------


    The Company's general account consists of a diversified portfolio of investments. Although all the assets of the general account support all the Company's liabilities, the Company's investment strategy group has developed separate investment portfolios for specific classes of product liabilities within the general account. The strategy group works closely with the business lines to develop specific investment guidelines, including duration targets, asset allocation and convexity constraints, asset/liability mismatch tolerances and return objectives, for each product line in order to achieve each product line's individual risk and return objectives.



    Invested assets in the Company's general account totaled $18.2 billion at December 31, 1997 and were comprised of $14.2 billion of fixed maturities, $3.8 billion of policy loans, and other investments of $227. Policy loans, which had a weighted-average interest rate of 11.2%, as of December 31, 1997, are secured by the cash value of the underlying life insurance policies. These loans do not mature in a conventional sense, but expire in conjunction with the related policy liabilities.



    During 1997, the Company continued to concentrate on reducing exposure to collateralized mortgage obligations ("CMOs") and reallocated the funds into public and private corporate bonds, commercial mortgage-backed securities ("MBSs") and other nonresidential asset-backed securities. In general, commercial MBSs and asset-backed securities, although subject to prepayment risk, are significantly less sensitive to changes in interest rates as compared to CMOs and MBSs.



    As of December 31, 1997 and 1996, approximately 22.1% and 13.2%, respectively, of the Company's fixed maturity portfolio was invested in private placement securities (including Rule 144A offerings). Private placement securities are generally less liquid than public securities; however, covenants for private placements are designed to mitigate the impact of such increased liquidity risk. Most of the private placement securities in the Company's portfolio are rated by nationally recognized rating organizations.


 INVESTED ASSET CHARACTERISTICS AND DERIVATIVE STRATEGIES


    Invested MBSs assets totaled approximately $18.2 billion at December 31, 1997 and were comprised of asset-backed securities, including government agency CMOs and MBSs of $5.2 billion, bonds and notes and short-term investments of $8.8 billion, inverse floating securities of $75 million, and other investments (primarily policy loans) of $4 billion. Policy loans of $3.7 billion, which carry a weighted average interest rate of 11.2%, are secured by the cash value of the life insurance policy. These loans do not mature in a conventional sense but expire in conjunction with the related policy liabilities.



    The following table reflects the principal amounts of the fixed and variable rate fixed maturity portfolio at December 31, 1997, along with the respective weighted average coupons by estimated maturity year. Expected maturities differ from contractual maturities due to call or prepayment provisions. The weighted average coupon on variable rate securities is based upon spot rates as of December 31, 1997, and is primarily based upon the London Interbank Offered Rate ("LIBOR"). Callable bonds and notes are distributed to either call dates or maturity depending on which date produces the most conservative yield. Asset backed securities, collateralized mortgage obligations and mortgage backed securities are distributed to maturity year based on estimates of the rate of future prepayments of principal over the remaining life of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates. Financial instruments with certain leverage features have been included in each of the fixed maturity categories. These instruments have not been separately displayed because they were immaterial to the Company's investment portfolio.


                  FIXED MATURITY INVESTMENTS MATURITY SCHEDULE
                                 (IN MILLIONS)


                                                                                                                  1997
                                               1998     1999     2000     2001    2002   THEREAFTER   TOTAL    FAIR VALUE
                                              -------  -------  -------  -------  -----  ----------  --------  ----------
BONDS AND NOTES - CALLABLE
  Fixed Rate
    Par value                                 $   37   $   50   $   21   $   13   $ 12    $   333    $   466    $   435
    Weighted average coupon                     10.5%     7.5%     8.0%     7.6%   7.7%       5.4%       6.3%
  Variable Rate
    Par value                                 $   66   $   15   $   28   $   33   $ 15    $   863    $ 1,020    $   966
    Weighted average coupon                      6.4%     6.7%     7.1%     6.0%   6.4%       6.5%       6.5%

26                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                                                                                                                  1997
                                               1998     1999     2000     2001    2002   THEREAFTER   TOTAL    FAIR VALUE
                                              -------  -------  -------  -------  -----  ----------  --------  ----------
BONDS AND NOTES - OTHER
  Fixed Rate
    Par value                                 $2,762   $1,328   $1,192   $1,133   $897    $ 6,075    $13,387    $13,465
    Weighted average coupon                      3.9%     6.8%     7.1%     7.5%   7.7%       6.3%       6.1%
  Variable Rate
    Par value                                 $  140   $   47   $  138   $ --     $ 84    $   841    $ 1,250    $ 1,141
    Weighted average coupon                      5.1%     1.3%     6.4%    --      5.7%       5.3%       5.3%
ASSET BACKED SECURITIES
  Fixed Rate
    Par value                                 $  211   $  221   $  433   $  500   $220    $   491    $ 2,076    $ 2,109
    Weighted average coupon                      6.9%     6.5%     6.7%     7.0%   6.8%       7.4%       6.9%
  Variable Rate
    Par value                                 $   39   $  186   $  184   $  261   $305    $   721    $ 1,696    $ 1,696
    Weighted average coupon                      6.2%     6.2%     6.2%     6.7%   6.2%       6.4%       6.4%
COLLATERALIZED MORTGAGE OBLIGATIONS
  Fixed Rate
    Par value                                 $   29   $  170   $  529   $  307   $ 78    $   506    $ 1,619    $ 1,582
    Weighted average coupon                      6.5%     6.0%     6.0%     5.6%   5.6%       6.1%       6.0%
  Variable Rate
    Par value                                 $   29   $   11   $   25   $   13   $  6    $   346    $   430    $   408
    Weighted average coupon                      6.7%     6.6%     4.2%     6.7%   3.4%       7.7%       7.3%
COMMERCIAL MORTGAGE BACKED SECURITIES
  Fixed Rate
    Par value                                 $    4   $   34   $  176   $  114   $118    $   798    $ 1,244    $ 1,246
    Weighted average coupon                      8.6%     7.7%     6.9%     7.7%   7.0%       7.4%       7.3%
  Variable Rate
    Par value                                 $   20   $   82   $   75   $   43   $153    $   335    $   708    $   718
    Weighted average coupon                      6.1%     7.5%     7.0%     6.6%   6.5%       7.4%       7.1%
MORTGAGE BACKED SECURITIES
  Fixed Rate
    Par value                                 $    4   $   25   $    3   $   41   $  2    $   424    $   499    $   511
    Weighted average coupon                      7.0%     7.0%     7.4%     6.2%   8.1%       7.5%       7.3%
  Variable Rate
    Par value                                 $ --     $ --     $ --     $ --     $--     $    24    $    24    $    24
    Weighted average coupon                     --       --       --       --      --         6.6%       6.6%



 ASSET-LIABILITY MANAGEMENT STRATEGIES



    The Company employs several risk management tools to quantify and manage market risk arising from its investments and interest sensitive liabilities. For certain portfolios, management monitors the changes in present value between assets and liabilities resulting from various interest rate scenarios using integrated asset/liability measurement systems and a proprietary system that simulates the impacts of parallel and non-parallel yield curve shifts. Based on this current and prospective information, management implements risk reducing techniques to improve the match between assets and liabilities.



    Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to efficiently fund obligations, hedge against risks that affect the value of certain liabilities and adjust broad investment risk characteristics as a result of any significant changes in market risks. The Company uses a variety of derivatives, including swaps, caps, floors, forwards and exchange-traded financial futures and options, in order to hedge exposure primarily to interest rate risk on anticipated investment purchases or existing assets and liabilities. The Company does not make a market or trade derivatives for the express purpose of earning trading profits. The Company's derivative program is monitored by an internal compliance unit and is reviewed by senior management and Hartford Life's Finance Committee. The notional amounts of derivative contracts, which represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk, totaled $6.5 billion at December 31, 1997 ($4.6 billion related to insurance investments and $1.9 related to life insurance liabilities).


    The strategies described below are used to manage the aforementioned risks.

HARTFORD LIFE INSURANCE COMPANY                                               27
--------------------------------------------------------------------------------

ANTICIPATORY HEDGING


    For certain liabilities, the Company commits to the price of the product prior to receipt of the associated premium or deposit. Anticipatory hedges are routinely executed to offset the impact of changes in asset prices arising from interest rate changes pending the receipt of premium or deposit and the subsequent purchase of an asset. These hedges involve taking a long position in interest rate futures or entering into an interest rate swap with duration characteristics equivalent to the associated liabilities or anticipated investments. The Company did not have any anticipatory hedges as of December 31, 1997.



LIABILITY HEDGING



    Several products obligate the Company to credit a return to the contract holder which is indexed to a market rate. To hedge risks associated with these products, the Company typically enters into interest rate swaps to convert the contract rate into a rate that trades in a more liquid and efficient market. This hedging strategy enables the Company to customize contract terms and conditions to customer objectives and satisfies the operation's asset/ liability matching policy. Additionally, interest rate swaps are used to convert certain fixed contract rates into floating rates, thereby allowing them to be appropriately matched against floating rate assets. The notional amount of derivatives used for liability hedging as of December 31, 1997 was $1.9 billion.



ASSET HEDGING



    To meet the various policyholder obligations and to provide cost effective prudent investment risk diversification, the Company may combine two or more financial instruments to achieve the investment characteristics of a fixed maturity security or that match an associated liability. The use of derivative instruments in this regard effectively transfers unwanted investment risks or attributes to others. The selection of the appropriate derivative instruments depends on the investment risk, the liquidity and efficiency of the market, and the asset and liability characteristics. The notional amount of asset hedges as of December 31, 1997 was $1.8 billion.



PORTFOLIO HEDGING



    The Company periodically compares the duration and convexity of its portfolios of assets to their corresponding liabilities and enters into portfolio hedges to reduce any difference to desired levels. Portfolio hedges reduce the mismatch between assets and liabilities and offset the potential impact to cash flows caused by changes in interest rates. The notional amount of portfolio hedges as of December 31, 1997 was $2.8 billion.


INSURANCE LIABILITY CHARACTERISTICS


    Insurance liabilities, other than non-guaranteed separate accounts, which were backed by $39.4 billion in total assets (including investments of $28.7 billion), totaled $24.1 billion (net of ceded reinsurance and policy loans) at December 31, 1997. These insurance liabilities consisted of future policy benefits of $3.3 billion, other policyholder funds of $21 billion, guaranteed separate accounts of $9.9 billion and reinsurance recoverables of $(6.3) billion and policy loans of $(3.8) billion. Matching of the duration of the investments with respective policyholder obligations is an explicit objective of the Company's management strategy. The Company's insurance policy liabilities, along with estimated duration periods based on the Company's internal actuarial assumptions, can be summarized based on investment needs in the five categories described below at December 31, 1997.


                          ESTIMATED DURATION YEARS (1)
                                ($ IN BILLIONS)


       DESCRIPTION             1998         1999         2000         2001         2002        THERAFTER      TOTAL
--------------------------     -----        -----        -----        -----        -----     -------------  ---------
Fixed rate asset
 accumulation vehicles....   $     2.9    $     1.8    $     1.9    $     1.2    $     0.6     $     4.3    $    12.7
Weighted average credited
 rate.....................         6.6%         7.1%         6.9%         6.9%         7.1%          6.6%         6.8%
Indexed asset accumulation
 vehicles.................   $     0.1    $     0.1    $      --    $      --    $      --     $      --    $     0.2
Weighted average credited
 rate.....................         5.7%         6.3%          --           --           --            --          5.9%
Interest credited asset
 accumulation vehicles....   $     4.2    $     0.6    $     0.4    $     0.4    $     0.5     $     4.7    $    10.8
Weighted average credited
 rate.....................         5.7%         6.0%         6.0%         6.0%         6.1%          5.9%         5.8%
Long-term pay out
 liabilities..............   $     0.1    $     0.1    $      --    $      --    $      --     $     0.4    $     0.6
Short-term pay out
 liabilities..............          --           --           --           --           --            --           --


------------


(1) As of December 31, 1997, the fair value of the Company's investment contracts including guaranteed separate accounts was $21.7 billion.



FIXED RATE ASSET ACCUMULATION VEHICLES



    Products in this category require the Company to pay a fixed rate for a certain period of time. The cash flows are not interest sensitive because the products are written with a market value adjustment feature and the liabilities have protection against the early withdrawal of funds through surrender charges. Product examples include fixed rate annuities with a market value adjustment and fixed rate guaranteed investment contracts. Contract duration is dependent on the policyholder's choice of guarantee period.



INDEXED ASSET ACCUMULATION VEHICLES


    Products in this category are similar to the fixed rate asset accumulation vehicles but require the Company to pay a rate that is determined by an external index. The amount and/or timing of cash flows will therefore vary based on the level of the particular index. The primary risks inherent in these products are similar to the fixed rate asset accumulation vehicles, with an additional risk that changes in the index may adversely affect profitability. Product examples include indexed-guaranteed investment contracts with an estimated duration of up to two years.

28                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

INTEREST CREDITED ASSET ACCUMULATION VEHICLES


    Products in this category credit interest to policyholders, subject to market conditions and minimum guarantees. Policyholders may surrender at book value but are subject to surrender charges for an initial period. Product examples include universal life contracts and the general account portion of the Company's variable annuity products. Liability duration is short to intermediate term.


LONG-TERM PAY OUT LIABILITIES



    Products in this category are long-term in nature and may contain significant actuarial (including mortality and morbidity) pricing and cash flow risks. The cash flows associated with these policy liabilities are not interest rate sensitive but do vary based on the timing and amount of benefit payments. The primary risks associated with these products are that the benefits will exceed expected actuarial pricing and/or that the actual timing of the cash flows differ from those anticipated resulting in an investment return lower than that assumed in pricing. Product examples include structured settlement contracts, on-benefit annuities (i.e., the annuitant is currently receiving benefits thereon) and long-term disability contracts. Contract duration is generally 6 to 10 years but, at times, exceeds 30 years.



SHORT-TERM PAY OUT LIABILITIES



    These liabilities are short-term in nature with a duration of less than one year. The primary risks associated with these products are determined by the non-investment contingencies such as mortality or morbidity and the variability in the timing of the expected cash flows. Liquidity is of greater concern than for the long-term pay out liabilities. Products include individual and group term life insurance contracts and short-term disability contracts.


SEPARATE ACCOUNT PRODUCTS


    The Company's separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $46.9 billion as of December 31, 1997, wherein the policyholder assumes substantially all of the risk and reward, and guaranteed separate accounts totaling $10.5 billion as of December 31, 1997, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. The investment strategy followed varies by fund choice, as outlined in the applicable fund prospectus or separate account plan of operations. Non-guaranteed products include variable annuities and variable life contracts. The funds underlying such contracts are managed by the investment staff of The Hartford and a variety of independent money managers, including Wellington Management Company, LLP, Putnam Financial Services, Inc.
and  Dean  Witter  InterCapital,  Inc.  Guaranteed  separate  account   products
primarily consist of modified guaranteed individual annuity and modified guaranteed life insurance, and generally include MVA features to mitigate the disintermediation risk upon surrenders. Virtually all of the assets in the guaranteed separate accounts are fixed maturity securities and, as of December 31, 1997, $10.2 billion, or approximately 99%, of the fixed maturity securities portfolio within the guaranteed separate accounts were investment grade or better. Additional investment risk is hedged using a variety of derivatives which totaled $119 million in carrying value and $3.0 billion in notional amounts at December 31, 1997.


  G. COMPETITION


    The Company is engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are approximately 2,000 stock, mutual, and other types of insurers in the life insurance business in the United States. According to A.M. Best, the Company is the eleventh largest consolidated life insurance company in the United States based on statutory admitted assets as of December 31, 1996. As of December 31, 1997, A.M. Best assigned the Company its second highest ranking classification, A+.


  H. EMPLOYEES


    As of February 28, 1998, the Company and HLA have approximately 4,000 direct employees, of which a majority are employed at the home office in Simsbury, Connecticut.


  I. PROPERTIES


    The Company occupies office space leased from a third party by Hartford Fire Insurance Company ("Hartford Fire"), an indirect subsidiary of The Hartford. Expenses associated with these offices are allocated on a direct and indirect basis to Hartford Life and its subsidiaries by Hartford Fire.


  J. REGULATION


    The insurance business of the Company is subject to comprehensive state and federal regulation and supervision throughout the United States. The purpose of such regulation is primarily to provide safeguards for policyholders rather than to protect the interests of the stockholders. The laws of various state jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things, licensing to transact business, admittance of assets, regulating premium rates, approving policy forms, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, restricting certain transactions between affiliates and regulating the type, amount and valuation of investments permitted. State insurance regulators and the National Association of Insurance Commissioners ("NAIC") continually re-examine existing laws and regulations.

HARTFORD LIFE INSURANCE COMPANY                                               29
--------------------------------------------------------------------------------


    The NAIC has established solvency laws that relate an insurance company's capital requirements to the risks inherent in its overall operations. These rules are known as risk based capital ("RBC"). As of December 31, 1997, the Company's RBC ratio was in excess of 200% of its RBC.



    Each insurance company is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals. The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the NAIC, as well as state laws, regulations, and general administrative rules. In accordance with the insurance laws and regulations under which the Company operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding life insurance contracts and universal life and investment contracts. Reserves for life insurance contracts are based on mortality and morbidity tables in general use in the United States, modified to reflect actual experience. These reserves are computed at amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. Reserves for universal life insurance and investment products represent policy account balances before applicable surrender charges. In the accompanying consolidated financial statements, these life insurance reserves are determined in accordance with generally accepted accounting principles, which may vary from statutory requirements.



    The Health Insurance Portability and Accountability Act of 1996 ("the HIPA Act of 1996") phases out the deductibility of interest on policy loans under COLI by 1998, thus eliminating all future sales of leveraged COLI. The Company's leveraged COLI product has been an important contributor to its profitability in recent years and will continue to contribute to the profitability of the Company (although such contribution will be reduced in the future due to the effects of this legislation). As a result of the elimination of leveraged COLI sales, net income contributed by COLI may be lower in the future (particularly 1999 and later years).



                                 LEGAL OPINION


    The validity of the interests in the Contracts described in this Prospectus will be passed upon for Hartford by Lynda Godkin, General Counsel and Secretary of Hartford.


                                    EXPERTS



    The audited financial statements and financial statement schedules included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

30                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                                   APPENDIX A
                MODIFIED GUARANTEED ANNUITY FOR QUALIFIED PLANS


The CRC-Registered Trademark- (Compound Rate Contract) Annuity for Qualified Plans is a group deferred annuity Contract under which one or more purchase payments may be made. Plans eligible to purchase the Contract are pension and profit-sharing plans qualified under Section401(a) of the Internal Revenue Code (the "Code"), Keogh Plans and eligible state deferred compensation plans under Section457 of the Code ("Qualified Plans").

    To apply for a Group Annuity Contract, the trustee or other applicant need only complete an application for the Group Annuity Contract and make its initial purchase payment. A Group Annuity Contract will then be issued to the applicant and subsequent Purchase Payments may be made, subject to the same $2,000 minimum applicable to qualified purchasers of Certificates. While no Certificates are issued, each purchase payment, and the Account established thereby, are confirmed to the Contract Owner. The initial and subsequent purchase payments operate to establish Accounts under the Group Annuity Contract in the same manner as non-qualified purchases. Each Account will have its own Initial and Subsequent Guarantee Periods and Guaranteed Rates. Surrenders under the Group Annuity Contract may be made, at the election of the Contract Owner, from one or more of the Accounts established under the Contract. Account surrenders are subject to the same limitations, adjustments and charges as surrenders made under a certificate (see "Surrenders," page 10). Net Surrender Values may be withdrawn or applied to purchase annuities for the Contract Owners' Qualified Plan Participants.

    Because there are no individual participant accounts, the Qualified Group Annuity Contract issued in connection with a Qualified Plan does not provide for death benefits. Annuities purchased for Qualified Plan Participants may provide for a payment upon the death of the Annuitant, depending on the option chosen (see "Annuity Options," page 12). Additionally, since there are no Annuitants prior to the actual purchase of an Annuity by the Contract Owner, the provisions regarding the Annuity Commencement Date are not applicable.

HARTFORD LIFE INSURANCE COMPANY                                               31
--------------------------------------------------------------------------------


                                   APPENDIX B
        SPECIAL PROVISIONS FOR INDIVIDUAL CONTRACTS ISSUED IN THE STATE
              OF CALIFORNIA, MICHIGAN, MISSOURI, NEW YORK, OREGON,
                 SOUTH CAROLINA, TEXAS, VIRGINIA AND WISCONSIN


The following provision, among others, applies only to individual Contracts issued in the States of California, Michigan, Missouri, New York, Oregon, South Carolina, Texas, Virginia and Wisconsin:

(1) The Contract Owner has the right to request, in writing, a surrender of the Contract within ten (10) days after it was purchased. In such event, in California, Michigan, Missouri, New York, Oregon, Texas, Virginia and Wisconsin, Hartford will pay the Contract Owner an amount equal to the sum of (a) the Account Value on the date the written request for surrender was received multiplied by the Market Value Adjustment formula and (b) any charges deducted from the Purchase Payment. In Missouri and South Carolina, the Contract will be cancelled and any premium paid will be refunded in full.

32                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                                   APPENDIX C
                            MARKET VALUE ADJUSTMENT


    The formula which will be used to determine the Market Value Adjustment is:


                            [(1 + I)/(1 + J)](n/12)


    I          =      The Guarantee Rate in effect for the Current Guarantee Period
                      (expressed as a decimal, e.g., 1% = .01)

    J          =      The Current Rate (expressed as a decimal, e.g., 1% = .01) in effect for durations equal to the number of years remaining in the current Guarantee Period (years are rounded to the next highest number of years).

    N          =      The number of complete months from the surrender date to the end of the current
                      Guarantee Period.


                       EXAMPLE OF MARKET VALUE ADJUSTMENT



Beginning Account Value:  $50,000
Guarantee Period:         5 Years
Guarantee Rate:           5.50% per annum
Full Surrender:           Middle of Contract Year 3


 EXAMPLE 1:


Gross Surrender Value at middle
 of
 Contract Year 3                      =      50,000 (1.055)(2.5) = 57,161.18
Net Surrender Value at middle of
 Contract Year 3                      =      [57,161.18 - (0.05) X 57,161.18]
                                             X Market Value Adjustment
                                      =      $54,303.12 X Market Value Adjustment
Market Value Adjustment



    I          =      0.055
    J          =      0.061
    N          =      30



Market Value Adjustment               =      [(1 + I)/(1 + J)](n/12)
                                      =      (1.055/1.061)(30/12)
                                      =      0.985922
Net Surrender Value at middle of
 Contract Year 3                      =      $54,303.12 X 0.985922
                                      =      $53,538.64

HARTFORD LIFE INSURANCE COMPANY                                               33
--------------------------------------------------------------------------------


                       EXAMPLE OF MARKET VALUE ADJUSTMENT



Beginning Account Value:  $50,000
Guarantee Period:         5 Years
Guarantee Rate:           5.50% per annum
Full Surrender:           Middle of Contract Year 3



 EXAMPLE 2:



Gross Surrender Value at middle
 of
 Contract Year 3                      =      50,000 (1.055)(2.5) = 57,161.18
Net Surrender Value at middle of
 Contract Year 3                      =      [57,161.18 - (0.05) X 57,161.18]
                                             X Market Value Adjustment
                                      =      $54,303.12 X Market Value Adjustment
Market Value Adjustment



    I          =      .055
    J          =      0.050
    N          =      30



Market Value Adjustment               =      [(1 + I)/(1 + J)](N/12)
                                      =      (1.055/1.05)(30/12)
                                      =      1.011947
Net Surrender Value at middle of
 Contract Year 3                      =      $54,303.12 X 1.011947
                                      =      $54,951.88


    This example does not include any applicable taxes.

34                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES


                                                                   PAGE
                                                                   ----
Report of Management.............................................    35
Report of Independent Public Accountants.........................    36
Consolidated Statements of Income for the three years ended
 December 31, 1997...............................................    37
Consolidated Balance Sheets as of December 31, 1996 and 1995.....    38
Consolidated Statements of Stockholder's Equity for the three
 years ended December 31, 1997...................................    39
Consolidated Statements of Cash Flows for the three years ended
 December 31, 1997...............................................    40
Notes to Consolidated Financial Statements.......................    41
Schedule I -- Summary of Investments -- Other than Investments in
 Affiliates as of December 31, 1997..............................    53
Schedule III -- Supplementary Insurance Information for the three
 years ended December 31, 1997...................................    54
Schedule IV -- Reinsurance for the three years ended December 31,
 1997............................................................    55


    All schedules not listed above have been omitted because they are not applicable or the amounts are insignificant, immaterial or the information has been otherwise supplied in the financial statements or notes thereto.

HARTFORD LIFE INSURANCE COMPANY                                               35
--------------------------------------------------------------------------------


                              REPORT OF MANAGEMENT



    The management of Hartford Life Insurance Company and subsidiaries ("the Company") is responsible for the preparation and integrity of the information contained in the accompanying consolidated financial statements and other sections of the Annual Report. The consolidated financial statements are prepared in accordance with generally accepted accounting principles, and, where necessary, include amounts that are based on management's informed judgments and estimates. Management believes these statements present fairly the Company's financial position and results of operations, and, that any other information contained in the Annual Report is consistent with the financial statements.



    Management has made available the Company's financial records and related data to Arthur Andersen LLP, independent public accountants, in order for them to perform an audit of the Company's consolidated financial statements. Their report appears on page 36.



    An essential element in meeting management's financial responsibilities is the Company's system of internal controls. These controls, which include accounting controls and the internal auditing program, are designed to provide reasonable assurance that assets are safeguarded, and transactions are properly authorized, executed and recorded. The controls, which are documented and communicated to employees in the form of written codes of conduct and policies and procedures, provide for the careful selection of personnel and for appropriate division of responsibility. Management continually monitors for compliance, while the Company's internal auditors independently assess the effectiveness of the controls and make recommendations for improvement. Also, Arthur Andersen LLP took into consideration the Company's system of internal controls in determining the nature, timing and extent of its audit tests.



    Another important element is management's recognition of its responsibility for fostering a strong, ethical climate, thereby ensuring that the Company's affairs are transacted according to the highest standards of personal and professional conduct. The Company has a long-standing reputation of integrity in business conduct and utilizes communication and education to create and fortify a strong compliance culture.


    The Audit Committee of the Board of Directors of The Hartford, composed of non-employee directors, meets periodically with the external and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to ensure their independence and free access to the Committee.

36
--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hartford Life Insurance Company:

We have audited the accompanying Consolidated Balance Sheets of Hartford Life Insurance Company (the "Company") and subsidiaries as of December 31, 1997 and 1996, and the related Consolidated Statements of Income, Stockholder's Equity and Cash Flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in Index to Consolidated Financial Statements and Schedules are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                         ARTHUR ANDERSEN LLP

Hartford, Connecticut
January 27, 1998

                                                                              37
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                      ------------------------
                                                       1997     1996     1995
                                                      ------   ------   ------
                                                           (IN MILLIONS)
 Revenues
   Premiums and other considerations...............   $1,637   $1,705   $1,487
   Net investment income...........................    1,368    1,397    1,328
   Net realized capital gains (losses).............        4     (213)     (11)
                                                      ------   ------   ------
     Total revenues................................    3,009    2,889    2,804
                                                      ------   ------   ------
 Benefits, claims and expenses
   Benefits, claims and claim adjustment
    expenses.......................................    1,379    1,535    1,422
   Amortization of deferred policy acquisition
    costs..........................................      335      234      199
   Dividends to policyholders......................      240      635      675
   Other expenses..................................      586      427      317
                                                      ------   ------   ------
     Total benefits, claims and expenses...........    2,540    2,831    2,613
                                                      ------   ------   ------
   Income before income tax expense................      469       58      191
   Income tax expense..............................      167       20       62
                                                      ------   ------   ------
 Net income........................................   $  302   $   38   $  129
                                                      ------   ------   ------
                                                      ------   ------   ------

                See Notes to Consolidated Financial Statements.

38                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                       AS OF DECEMBER
                                                             31,
                                                      -----------------
                                                       1997      1996
                                                      -------   -------
                                                        (IN MILLIONS,
                                                      EXCEPT FOR SHARE
                                                            DATA)
 Assets
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost of $13,885 and
    $13,579).......................................   $14,176   $13,624
   Equity securities, at fair value................       180       119
   Policy loans, at outstanding balance............     3,756     3,836
   Other investments, at cost......................        47        56
                                                      -------   -------
     Total investments.............................    18,159    17,635
   Cash............................................        54        43
   Premiums receivable and agents' balances........        18       137
   Accrued investment income.......................       330       407
   Reinsurance recoverables........................     6,325     6,259
   Deferred policy acquisition costs...............     3,315     2,760
   Deferred income tax.............................       348       474
   Other assets....................................       352       357
   Separate account assets.........................    69,055    49,690
                                                      -------   -------
     Total assets..................................   $97,956   $77,762
                                                      -------   -------
                                                      -------   -------

 Liabilities
   Future policy benefits..........................   $ 3,270   $ 2,474
   Other policyholder funds........................    21,034    22,134
   Other liabilities...............................     2,254     1,572
   Separate account liabilities....................    69,055    49,690
                                                      -------   -------
     Total liabilities.............................    95,613    75,870
                                                      -------   -------

 Stockholder's Equity
   Common stock -- 1,000 shares authorized, issued
    and outstanding, par value $5,690..............         6         6
   Additional paid in capital......................     1,045     1,045
   Net unrealized capital gains on securities, net
    of tax.........................................       179        30
   Retained earnings...............................     1,113       811
                                                      -------   -------
     Total stockholder's equity....................     2,343     1,892
                                                      -------   -------
   Total liabilities and stockholder's equity......   $97,956   $77,762
                                                      -------   -------
                                                      -------   -------

                See Notes to Consolidated Financial Statements.

HARTFORD LIFE INSURANCE COMPANY                                               39
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                    NET UNREALIZED
                                                                     CAPITAL GAINS
                                                     ADDITIONAL       (LOSSES) ON                       TOTAL
                                           COMMON     PAID IN         SECURITIES,      RETAINED     STOCKHOLDER'S
                                           STOCK      CAPITAL         NET OF TAX       EARNINGS        EQUITY
                                           ------  --------------   ---------------   -----------   -------------
                                                                       (IN MILLIONS)
 Balance, December 31, 1994..............    $6        $  826            $(654)         $  644         $  822
   Net income............................    --            --              --              129            129
   Capital contribution..................    --           181              --               --            181
   Change in net unrealized capital gains
    (losses) on securities, net of tax...    --            --             597               --            597
                                             --
                                                       ------          ------         -----------      ------
 Balance, December 31, 1995..............     6         1,007             (57)             773          1,729
   Net income............................    --            --              --               38             38
   Capital contribution..................    --            38              --               --             38
   Change in net unrealized capital gains
    (losses) on securities, net of tax...    --            --              87               --             87
                                             --
                                                       ------          ------         -----------      ------
 Balance, December 31, 1996..............     6         1,045              30              811          1,892
   Net income............................    --            --              --              302            302
   Change in net unrealized capital gains
    (losses) on securities, net of tax...    --            --             149               --            149
                                             --
                                                       ------          ------         -----------      ------
 Balance, December 31, 1997..............    $6        $1,045            $179           $1,113         $2,343
                                             --
                                             --
                                                       ------          ------         -----------      ------
                                                       ------          ------         -----------      ------

                See Notes to Consolidated Financial Statements.

40                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           FOR THE YEARS ENDED DECEMBER
                                                       31,
                                          ------------------------------
                                            1997       1996       1995
                                          --------   --------   --------
                                                  (IN MILLIONS)
Operating Activities
  Net income............................  $    302   $     38   $    129
  Adjustments to reconcile net income to
   cash provided by operating activities
  Depreciation and amortization.........         8         14         21
  Net realized capital (gains) losses...        (4)       213         11
  Decrease (increase) in deferred income
   taxes................................        40       (102)      (172)
  Increase in deferred policy
   acquisition costs....................      (555)      (572)      (379)
  Decrease (increase) in premiums
   receivable and agents' balances......       119         10        (81)
  Decrease (increase) in accrued
   investment income....................        77        (13)       (16)
  Decrease (increase) in other assets...        52       (132)      (177)
  (Increase) decrease in reinsurance
   recoverables.........................      (416)       179        (35)
  Increase (decrease) in liabilities for
   future policy benefits...............       796        (92)       483
  Increase in other liabilities.........       379        477        281
                                          --------   --------   --------
    Cash provided by operating
     activities.........................       798         20         65
                                          --------   --------   --------
Investing Activities
  Purchases of fixed maturity
   investments..........................    (6,231)    (5,747)    (6,228)
  Sales of fixed maturity investments...     4,232      3,459      4,845
  Maturities and principal paydowns of
   fixed maturity investments...........     2,329      2,693      1,741
  Net sales (purchases) of other
   investments..........................        24       (107)      (871)
  Net (purchases) sales of short-term
   investments..........................      (638)        84        (24)
                                          --------   --------   --------
    Cash (used for) provided by
     investing activities...............      (284)       382       (537)
                                          --------   --------   --------
Financing Activities
  Capital contribution..................        --         38         --
  Net (disbursements for) receipts from
   investment and universal life-type
   contracts (charged against) credited
   to policyholder accounts.............      (503)      (443)       498
                                          --------   --------   --------
    Cash (used for) provided by
     financing activities...............      (503)      (405)       498
                                          --------   --------   --------
  Increase (decrease) in cash...........        11         (3)        26
  Cash -- beginning of year.............        43         46         20
                                          --------   --------   --------
  Cash -- end of year...................  $     54   $     43   $     46
                                          --------   --------   --------
                                          --------   --------   --------
Supplemental Disclosure of Cash Flow
 Information:
  Net Cash Paid During the Year for:
  Income taxes..........................  $      9   $    189   $    162

Noncash Financing Activities:
  Capital contribution..................  $     --   $     --   $    181
                                          --------   --------   --------
                                          --------   --------   --------

                See Notes to Consolidated Financial Statements.

HARTFORD LIFE INSURANCE COMPANY                                               41
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (DOLLAR AMOUNTS IN MILLIONS EXCEPT PER SHARE DATA UNLESS OTHERWISE STATED)

 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    These consolidated financial statements include Hartford Life Insurance Company and its wholly-owned subsidiaries (the "Company"), ITT Hartford Life and Annuity Insurance Company ("ILA") and ITT Hartford International Life Reassurance Corporation ("HLRe"), formerly American Skandia Life Reinsurance Corporation. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life is a direct subsidiary of Hartford Accident and Indemnity Company ("HA&I"), an indirect subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). On February 10, 1997, Hartford Life filed a registration statement, as amended, with the Securities and Exchange Commission relating to an Initial Public Offering ("IPO") of the Hartford Life's Class A Common Stock. Pursuant to the IPO on May 22, 1997, Hartford Life sold to the public 26 million shares at $28.25 per share and received net proceeds of $687. Of the proceeds, $527 was used to retire debt related to Hartford Life's outstanding promissory notes and line of credit with the remaining $160 contributed by Hartford Life to HLA to support growth in its core businesses.

    On December 19, 1995, ITT Industries, Inc. (formerly ITT Corporation) ("ITT") distributed all the outstanding shares of capital stock of The Hartford to ITT stockholders of record on such date. As a result, The Hartford became an independent, publicly traded company.

    Along with its parent, the Company is a leading insurance and financial services company which provides (a) investment products such as individual variable annuities and fixed market value adjusted annuities, deferred compensation and retirement plan services and mutual funds for savings and retirement needs; (b) life insurance for income protection and estate planning; and (c) employee benefits products such as group life and group disability insurance and corporate owned life insurance.

 2. SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

    These consolidated financial statements present the financial position, results of operations and cash flows of the Company. All material intercompany transactions and balances between the Company, its subsidiaries and affiliates have been eliminated. The consolidated financial statements are prepared on the basis of generally accepted accounting principles which differ materially from the statutory accounting practices prescribed by various insurance regulatory authorities.

    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs and the liability for future policy benefits and other policyholder funds. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

    Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

(B) CHANGES IN ACCOUNTING PRINCIPLES

    In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-3 "Accounting by Insurance and Other Enterprises for Insurance Related Assessments". This SOP provides guidance on accounting by insurance and other enterprises for assessments related to insurance activities. Specifically, the SOP provides guidance on when a guaranty fund or other assessment should be recognized, how to measure the liability, and what information should be disclosed. This SOP will be effective for fiscal years beginning after December 15, 1998. Adoption of SOP 97-3 is not expected to have a material impact on the Company's financial condition or results of operations.

    On November 14, 1996, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". This EITF issue requires companies to record income on certain structured securities on a retrospective interest method. The Company adopted EITF No. 96-12 for structured securities acquired after November 14, 1996. Adoption of EITF No. 96-12 did not have a material effect on the Company's financial condition or results of operations.

    In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which is effective for transfers and servicing of financial

42                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

assets and extinguishments of liabilities occurring after December 31, 1996. This statement established criteria for determining whether transferred assets should be accounted for as sales or secured borrowings. Subsequently, in December 1996, the FASB issued SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125", which defers the effective date of certain provisions of SFAS No. 125 for one year. Adoption of SFAS No. 125 is not expected to have a material effect on the Company's financial condition or results of operations.

    Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Adoption of SFAS No. 121 did not have a material effect on the Company's financial condition or results of operations.

    The Company's cash flows were not impacted by these changes in accounting principles.

(C) REVENUE RECOGNITION

    Revenues for universal life-type policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances and are recognized in the period in which services are provided. Premiums for traditional life insurance and disability policies are recognized as revenues when they are due from policyholders.

(D) FUTURE POLICY BENEFITS AND OTHER POLICYHOLDER FUNDS

    Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued. Health reserves, which are the result of sales of group long-term and short-term disability, stop loss, Medicare Supplement and individual disability products, are stated at amounts determined by estimates on individual cases and estimates of unreported claims based on past experience. Liabilities for universal life-type and investment contracts are stated at policyholder account values before surrender charges.

(E) POLICYHOLDER REALIZED CAPITAL GAINS AND LOSSES

    Realized capital gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are excluded from revenues and deferred over the expected maturity of the securities, since under the terms of the contracts the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them.

(F) INVESTMENTS

    The Company's investments in fixed maturities include bonds and commercial paper which are considered "available for sale" and accordingly are carried at fair value with the after-tax difference from cost reflected as a component of Stockholder's Equity designated "Net unrealized capital gains (losses) on securities, net of tax". Equity securities, which include common and non-redeemable preferred stocks, are carried at fair values with the after-tax difference from cost reflected in Stockholder's Equity. Policy loans are carried at outstanding balance which approximates fair value. Net realized capital gains and losses, after deducting pension policyholders' share, are reported as a component of revenue and are determined on a specific identification basis.

    The Company's accounting policy for impairment requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for appropriate valuation on an on-going basis.

    During 1996, it was determined that certain individual securities within the investment portfolio supporting the Company's block of guaranteed rate contract business written prior to 1995 ("Closed Book GRC") could not recover to amortized cost prior to sale. Therefore, an other than temporary impairment loss of $88, after-tax, was recorded.

(G) DERIVATIVE INSTRUMENTS

    The Company uses a variety of derivative instruments including swaps, caps, floors, forwards and exchange traded financial futures and options as part of an overall risk management strategy. These instruments are used as a means of hedging exposure to price, foreign currency and/ or interest rate risk on planned investment purchases or existing assets and liabilities. The Company does not hold or issue derivative instruments for trading purposes. The Company's accounting for derivative instruments used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts", SFAS No. 52, "Foreign Currency Translation", AICPA SOP 86-2, "Accounting for Options" and various EITF pronouncements. Written options are used, in all cases in conjunction with other assets and derivatives, as part of the Company's asset and liability management strategy. Derivative instruments are carried at values consistent with the asset or liability being hedged. Derivative instruments used to hedge fixed maturities or equity securities are carried at fair value

HARTFORD LIFE INSURANCE COMPANY                                               43
--------------------------------------------------------------------------------

with the after-tax difference from cost reflected in Stockholder's Equity. Derivative instruments used to hedge other invested assets or liabilities are carried at cost.

    Derivative instruments must be designated at inception as a hedge and measured for effectiveness both at inception and on an on-going basis. The
Company's minimum correlation threshold for hedge designation is 80%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls below 80%, hedge accounting will be terminated. Derivative instruments used to create a synthetic asset must meet synthetic accounting criteria including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Consistent with industry practice, synthetic instruments are accounted for like the financial instrument it is intended to replicate. Derivative instruments which fail to meet risk management criteria, subsequent to acquisition, are marked to market with the impact reflected in the Consolidated Statements of Income.

    Gains or losses on financial futures contracts entered into in anticipation of the investment of future receipt of product cash flows are deferred and, at the time of the ultimate investment purchase, reflected as an adjustment to the cost basis of the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the cost basis of the hedged asset when the contract futures are closed, except for futures used in duration hedging which are deferred and basis adjusted on a quarterly basis. The basis adjustments are amortized into net investment income over the remaining asset life.

    Open forward commitment contracts are marked to market through Stockholder's Equity. Such contracts are accounted for at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of forward commitment contracts before the delivery of the securities are recognized immediately in the Consolidated Statements of Income as a component of net investment income.

    The cost of options entered into as part of a risk management strategy are basis adjusted to the underlying asset or liability and amortized over the remaining life of the option. Gains or losses on expiration or termination are adjusted into the basis of the underlying asset or liability and amortized over the remaining asset life.

    Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to investment income. Should the swap be terminated, the gain or loss is adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in net investment income. Interest rate swaps purchased in anticipation of an asset purchase ("anticipatory transaction") are recognized consistent with the underlying asset components such that the settlement component is recognized in the Consolidated Statements of Income while the change in market value is recognized as an unrealized capital gain or loss.

    Premiums paid on purchased floor or cap agreements and the premium received on issued cap or floor agreements (used for risk management) are adjusted into the basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.

    Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52. Changes in the spot rate of instruments designated as hedges of the net investment in a foreign subsidiary are reflected in the cumulative translation adjustments component of Stockholder's Equity. Cash flows from futures, options, and swaps, accounted for as hedges, are included with the cash flows of the item being hedged.

(H) SEPARATE ACCOUNTS

    The Company  maintains separate  account assets  and liabilities  which  are reported at fair value. Separate account assets are segregated from other investments, and investment income and gains and losses accrue directly to the policyholders. Separate accounts reflect two categories of risk assumption:
non-guaranteed separate accounts, wherein the policyholder assumes the investment risk, and guaranteed separate account assets, wherein the Company contractually guarantees either a minimum return or account value to the policyholder.

(I) DEFERRED POLICY ACQUISITION COSTS

    Policy acquisition costs, which include commissions and certain underwriting expenses associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, generally 20 years. Generally, acquisition costs are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of expected gross profits from surrender charges, investment, mortality and expense margins. Actual gross profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates, when appropriate, and evaluates the recoverability of the deferred acquisition cost asset. When appropriate, management revises its assumptions on the estimated gross profits of these contracts and the cumulative amortization

44                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

for the books of business are reestimated and adjusted by a cumulative charge or credit to income.

    The Company's other expenses include the following:

                                          1997       1996       1995
                                        ---------  ---------  ---------
Commissions...........................  $     976  $     848  $     619
Deferred acquisition costs............       (862)      (823)      (618)
Other.................................        472        402        316
                                        ---------  ---------  ---------
    Total other expenses..............  $     586  $     427  $     317
                                        ---------  ---------  ---------
                                        ---------  ---------  ---------

(J) DIVIDENDS TO POLICYHOLDERS

    Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of the life insurance subsidiaries of the Company. The participating insurance in force accounted for 55%, 44%, and 41% in 1997, 1996, and 1995, respectively, of total insurance in force.

 3. INITIAL PUBLIC OFFERING

    On February 10, 1997, Hartford Life filed a registration statement, as amended, with the Securities and Exchange Commission, relating to the IPO of Hartford Life's Class A Common Stock. Pursuant to the IPO on May 22, 1997, Hartford Life sold to the public 26 million shares at $28.25 per share and received proceeds, net of offering expenses, of $687. Of the proceeds, $527 was used to retire debt related to Hartford Life's promissory notes outstanding and line of credit. The remaining $160 was contributed by Hartford Life to HLA to support growth in its core businesses. The 26 million shares sold in the Offering represent approximately 18.6% of the equity ownership in Hartford Life and approximately 4.4% of the combined voting power of Hartford Life's Class A and Class B Common Stock. The Hartford owns all of the 114 million outstanding shares of Class B Common Stock of Hartford Life, representing approximately 81.4% of the equity ownership in Hartford Life and approximately 95.6% of the combined voting power of Hartford Life's Class A and Class B Common Stock. Holders of Class A Common Stock generally have identical rights to the holders of Class B Common Stock except that the holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of Hartford Life's stockholders.

 4. INVESTMENTS AND DERIVATIVE INSTRUMENTS

(A) COMPONENTS OF NET INVESTMENT INCOME

                                            FOR THE YEARS ENDED
                                               DECEMBER 31,
                                      -------------------------------
                                        1997       1996       1995
                                      ---------  ---------  ---------
Interest income from fixed
 maturities.........................  $     932  $     918  $     996
Interest income from policy loans...        425        477        342
Income from other investments.......         26         15          1
                                      ---------  ---------  ---------
Gross investment income.............      1,383      1,410      1,339
Less: Investment expenses...........         15         13         11
                                      ---------  ---------  ---------
Net investment income...............  $   1,368  $   1,397  $   1,328
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------

(B) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                                                  FOR THE YEARS ENDED
                                                     DECEMBER 31,
                                           ---------------------------------
                                              1997        1996       1995
                                              -----     ---------  ---------
Fixed maturities.........................   $      (7)  $    (201) $      23
Equity securities........................          12           2         (6)
Real estate and other....................          (1)         (4)       (25)
Less: Increase in liability to
 policyholders for realized capital
 gains...................................          --         (10)        (3)
                                                  ---   ---------  ---------
Net realized capital gains (losses)         $       4   $    (213) $     (11)
                                                  ---   ---------  ---------
                                                  ---   ---------  ---------

(C) NET UNREALIZED CAPITAL GAINS (LOSSES) ON EQUITY SECURITIES

                                                       FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                              -------------------------------------
                                                 1997         1996         1995
                                                 -----        -----        -----
Gross unrealized capital gains..............   $      14    $      13    $       4
Gross unrealized capital losses.............          --           (1)          (2)
                                                     ---          ---          ---
Net unrealized capital gains................          14           12            2
Deferred income tax expense.................           5            4            1
                                                     ---          ---          ---
Net unrealized capital gains, net of tax....           9            8            1
Balance -- beginning of year................           8            1           (6)
                                                     ---          ---          ---
Net change in unrealized capital gains
 (losses) on equity securities..............   $       1    $       7    $       7
                                                     ---          ---          ---
                                                     ---          ---          ---

HARTFORD LIFE INSURANCE COMPANY                                               45
--------------------------------------------------------------------------------

(D) NET UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED MATURITIES

                                                                    FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                   1997    1996    1995
                                                                   -----   -----   -----
Gross unrealized capital gains...................................  $ 371   $ 386   $ 529
Gross unrealized capital losses..................................    (80)   (341)   (569)
Unrealized capital (gains) losses credited to policyholders......    (30)    (11)    (52)
                                                                   -----   -----   -----
Net unrealized capital gains (losses)............................    261      34     (92)
Deferred income tax expense (benefit)............................     91      12     (34)
                                                                   -----   -----   -----
Net unrealized capital gains (losses), net of tax................    170      22     (58)
Balance -- beginning of year.....................................     22     (58)   (648)
                                                                   -----   -----   -----
Net change in unrealized capital gains (losses) on fixed
 maturities......................................................  $ 148   $  80   $ 590
                                                                   -----   -----   -----
                                                                   -----   -----   -----

(E) FIXED MATURITY INVESTMENTS

                                                                                 AS OF DECEMBER 31, 1997
                                                                   ---------------------------------------------------
                                                                                   GROSS         GROSS
                                                                   AMORTIZED    UNREALIZED    UNREALIZED
                                                                      COST         GAINS        LOSSES      FAIR VALUE
                                                                   ----------   -----------   -----------   ----------
U.S. gov't and gov't agencies and authorities
 (guaranteed and sponsored)......................................    $   217       $  3          $ (1)        $   219
U.S. gov't and gov't agencies and authorities
 (guaranteed and sponsored) -- asset backed......................      1,175         64           (35)          1,204
States, municipalities and political subdivisions................        211          7            (1)            217
International governments........................................        376         20            (3)            393
Public utilities.................................................        871         26            (3)            894
All other corporate including international......................      5,033        200           (25)          5,208
All other corporate -- asset backed..............................      4,091         41            (8)          4,124
Short-term investments...........................................      1,318         --            --           1,318
Certificates of deposit..........................................        593         10            (4)            599
                                                                   ----------     -----         -----       ----------
    Total fixed maturities.......................................    $13,885       $371          $(80)        $14,176
                                                                   ----------     -----         -----       ----------
                                                                   ----------     -----         -----       ----------

                                                                                 AS OF DECEMBER 31, 1996
                                                                   ---------------------------------------------------
                                                                                   GROSS         GROSS
                                                                   AMORTIZED    UNREALIZED    UNREALIZED
                                                                      COST         GAINS        LOSSES      FAIR VALUE
                                                                   ----------   -----------   -----------   ----------
U.S. gov't and gov't agencies and authorities
 (guaranteed and sponsored)......................................    $   166       $ 12          $ (3)        $   175
U.S. gov't and gov't agencies and authorities
 (guaranteed and sponsored) -- asset backed......................      1,970        161          (128)          2,003
States, municipalities and political subdivisions................        373          6           (11)            368
International governments........................................        281         12            (4)            289
Public utilities.................................................        877         12            (8)            881
All other corporate including international......................      4,656        120          (107)          4,669
All other corporate -- asset backed..............................      3,601         49           (59)          3,591
Short-term investments...........................................      1,655         14           (21)          1,648
                                                                   ----------     -----       -----------   ----------
    Total fixed maturities.......................................    $13,579       $386          $(341)       $13,624
                                                                   ----------     -----       -----------   ----------
                                                                   ----------     -----       -----------   ----------

    The amortized cost and estimated fair value of fixed maturity investments at December 31, 1997 by estimated maturity year are shown below. Expected maturities differ from contractual maturities due to call or prepayment provisions. Asset backed securities, including MBS and CMO's, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds experienced at the interest rate levels projected for the applicable underlying collateral and can be expected to vary from actual experience.

                                    MATURITY

                                            AMORTIZED
                                              COST      FAIR VALUE
                                           -----------  -----------
One year or less.........................   $   2,838    $   2,867
Over one year through five years.........       5,528        5,595
Over five years through ten years........       3,094        3,156
Over ten years...........................       2,425        2,558
                                           -----------  -----------
    Total................................   $  13,885    $  14,176
                                           -----------  -----------
                                           -----------  -----------

46                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

    Sales of fixed maturities, excluding short-term fixed maturities, for the years ended December 31, 1997, 1996 and 1995 resulted in proceeds of $4.2 billion, $3.5 billion and $4.8 billion, gross realized capital gains of $169, $87 and $91, gross realized capital losses (including writedowns) of $176, $298 and $72, respectively. Sales of equity security investments for the years ended December 31, 1997, 1996 and 1995 resulted in proceeds of $132, $74 and $64, gross realized capital gains of $12, $2 and $28 and gross realized capital losses of $0, $0 and $59, respectively.

(F) CONCENTRATION OF CREDIT RISK

    Excluding investments in U.S. government and agencies, the Company has not invested in the securities of a single issuer in amounts greater than 10% of stockholder's equity at December 31, 1997.

(G) DERIVATIVE INSTRUMENTS

    The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options, in accordance with Company policy and in order to achieve one of three Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; or, to control transactions costs. The Company utilizes derivative instruments to manage market risk through four principal risk management strategies: hedging anticipated transactions, hedging liability instruments, hedging invested assets and hedging portfolios of assets and/or liabilities. The Company does not trade in these instruments for the express purpose of earning trading profits.
    The Company maintains a derivatives counterparty exposure policy which establishes market-based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/credit risk reducing agreements. Credit risk is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. Credit exposures are quantified weekly and netted, and collateral is pledged to or held by the Company to the extent the current value of derivatives exceed exposure policy thresholds.

    The Company's derivative program is monitored by an internal compliance unit and is reviewed by senior management and Hartford Life's Finance Committee. Notional amounts, which represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk, pertaining to derivative financial instruments (excluding the Company's guaranteed separate account derivative investments), totaled $6.5 billion and $9.9 billion ($4.6 billion and $7.4 billion related to the Company's investments, $1.9 billion and $2.5 billion on the Company's liabilities) at December 31, 1997 and 1996, respectively.

    The table below provides a summary of derivative instruments held by the Company at December 31, 1997 and 1996, segregated by major investment and liability category:

                                                          1997 -- AMOUNT HEDGED (NOTIONAL AMOUNTS)
                                     ----------------------------------------------------------------------------------
                                                           PURCHASED
                                                             CAPS,                                FOREIGN
                                      TOTAL      ISSUED      FLOORS                   INTEREST    CURRENCY     TOTAL
                                     CARRYING    CAPS &       AND        FUTURES        RATE       SWAPS      NOTIONAL
           ASSETS HEDGED              VALUE      FLOORS     OPTIONS        (2)         SWAPS        (3)        AMOUNT
-----------------------------------  --------   --------   ----------   ----------   ----------   --------   ----------
Asset backed securities (excluding
 inverse floaters and
 anticipatory).....................  $  5,253   $    500   $ 1,404      $    28      $      221     $--       $ 2,153
Inverse floaters (1)...............        75         47        80           --              25      --           152
Anticipatory (4)...................        --         --        --           --              --      --            --
Other bonds and notes..............     7,531        462       460           22           1,258      91         2,293
Short-term investments.............     1,317         --        --           --              --      --            --
                                     --------   --------   ----------       ---      ----------     ---      ----------
    Total fixed maturities.........    14,176      1,009     1,944           50           1,504      91         4,598
Equity securities, policy loans and
 other investments.................     3,983         --        --           --              --      --            --
                                     --------   --------   ----------       ---      ----------     ---      ----------
    Total investments..............  $ 18,159   $  1,009   $ 1,944      $    50      $    1,504     $91       $ 4,598
    Long term debt.................        --         --        --           --              --      --            --
    Other policy claims............        --         10       150           --           1,747      --         1,907
                                     --------   --------   ----------       ---      ----------     ---      ----------
  Total derivatives -- notional
   value...........................  $     --   $  1,019   $ 2,094      $    50      $    3,251     $91       $ 6,505
                                     --------   --------   ----------       ---      ----------     ---      ----------
Total derivatives -- fair value....  $     --   $     (8)  $    23      $    --      $       19     $(6)      $    28
                                     --------   --------   ----------       ---      ----------     ---      ----------
                                     --------   --------   ----------       ---      ----------     ---      ----------

HARTFORD LIFE INSURANCE COMPANY                                               47
--------------------------------------------------------------------------------

                                                      1996 --AMOUNT HEDGED (NOTIONAL AMOUNTS)
                                     --------------------------------------------------------------------------
                                                                                              FOREIGN
                                      TOTAL    ISSUED    PURCHASED                 INTEREST   CURRENCY   TOTAL
                                     CARRYING  CAPS &   CAPS, FLOORS                 RATE      SWAPS    NOTIONAL
           ASSETS HEDGED              VALUE    FLOORS   AND OPTIONS   FUTURES (2)    SWAPS      (3)     AMOUNT
-----------------------------------  --------  -------  ------------  -----------  ---------  --------  -------
Asset backed securities (excluding
 inverse floaters and
 anticipatory).....................  $  5,242  $   500    $   2,454       $  --     $    941    $  --   $3,895
Inverse floaters (1)...............       352       98          856          --          346       --    1,300
Anticipatory (4)...................        --       --           --         132           --       --      132
Other bonds and notes..............     7,369      425          440           5        1,079      125    2,074
Short-term investments.............       661       --           --          --           --       --       --
                                     --------  -------  ------------      -----    ---------  --------  -------
    Total fixed maturities.........    13,624    1,023        3,750         137        2,366      125    7,401
Equity securities, policy loans and
 other investments.................     4,011       --           --          --           19       --       19
                                     --------  -------  ------------      -----    ---------  --------  -------
    Total investments..............  $ 17,635  $ 1,023    $   3,750       $ 137     $  2,385    $ 125   $7,420
    Long term debt.................        --       --           --          --           --       --       --
    Other policy claims............        --       10          150          --        2,351       --    2,511
                                     --------  -------  ------------      -----    ---------  --------  -------
    Total derivatives -- notional
     value.........................  $     --  $ 1,033    $   3,900       $ 137     $  4,736    $ 125   $9,931
                                     --------  -------  ------------      -----    ---------  --------  -------
    Total derivatives -- fair
     value.........................  $     --  $   (10)   $      38       $  --     $      2    $  (9 ) $   21
                                     --------  -------  ------------      -----    ---------  --------  -------
                                     --------  -------  ------------      -----    ---------  --------  -------

---------

    (1) Inverse floaters are variations of collateralized mortgage obligations ("CMO's") for which the coupon rates move inversely with an index rate such as the London interbank offered rate ("LIBOR"). The risk to principal is considered negligible as the underlying collateral for the securities is guaranteed or sponsored by government agencies. To address the volatility risk created by the coupon variability, the Company uses a variety of derivative instruments, primarily interest rate swaps, caps and floors.

    (2) As of December 31, 1997 and 1996, over 44% and 39% , respectively, of the notional futures contracts expire within one year.

    (3) As of December 31, 1997 and 1996, over 16% and 42%, respectively, of foreign currency swaps expire within one year; the balance matures over the succeeding 9 years.

    (4) Deferred gains and losses on anticipatory transactions are included in the carrying value of fixed maturities in the Consolidated Balance Sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. At December 31, 1997, the Company had $0 deferred gains and losses. At December 31, 1996, the Company had $0.9 in net deferred gains for futures, interest rate swaps and purchased options of which $2.0 was basis adjusted in 1997.

    The following is a reconciliation of notional amounts by derivative type and strategy as of December 31, 1997 and 1996:

                                             DECEMBER 31, 1996               MATURITIES/    DECEMBER 31, 1997
                                              NOTIONAL AMOUNT    ADDITIONS TERMINATIONS (1)  NOTIONAL AMOUNT
                                             -----------------   -------- ----------------- -----------------
BY DERIVATIVE TYPE
Caps.........................................      $1,755         $   14       $  530            $1,239
Floors.......................................       3,168             28        1,332             1,864
Swaps/Forwards...............................       4,861            941        2,460             3,342
Futures......................................         137            131          218                50
Options......................................          10             --           --                10
                                                 -------         --------     -------           -------
    Total....................................      $9,931         $1,114       $4,540            $6,505
                                                 -------         --------     -------           -------
BY STRATEGY
Liability....................................      $2,511         $  191       $  795            $1,907
Anticipatory.................................         132              4          136                --
Asset........................................       2,112            739        1,046             1,805
Portfolio....................................       5,176            180        2,563             2,793
                                                 -------         --------     -------           -------
    Total....................................      $9,931         $1,114       $4,540            $6,505
                                                 -------         --------     -------           -------
                                                 -------         --------     -------           -------

---------

(1) During 1997, the Company had no significant gains or losses on terminations of hedge positions using derivative financial instruments.

48                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

 5. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107 "Disclosure about Fair Value of Financial Instruments" requires disclosure of fair value information of financial instruments. For certain financial instruments where quoted market prices are not available, other independent valuation techniques and assumptions are used. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange. SFAS No. 107 excludes certain financial instruments from disclosure, including insurance contracts.

    For  cash,  short-term  investments,  accounts  receivable,  policy   loans,
mortgage loans and other liabilities, carrying amounts on the Consolidated Balance Sheets approximate fair value.

    Fair value for fixed maturities and marketable equity securities are based upon quoted market prices. Fair value for securities that are not publicly traded are analytically determined. These amounts are disclosed in Note 4 of Notes to Consolidated Financial Statements.

    The fair value of derivative financial instruments, including swaps, caps, floors, futures, options and forward commitments, is determined using a pricing model which is validated through quarterly comparison to dealer quoted prices. Amounts are disclosed in Note 4 of Notes to Consolidated Financial Statements.

    Fair value for partnerships and trusts are based on external market valuations from partnership and trust management.

    Other   policy  claims  and  benefits  payable  fair  value  information  is determined by estimating future cash flows, discounted at the current market rate.

    The carrying amount and fair values of the Company's financial instruments at December 31, 1997 and 1996 were as follows:

                                                                1997                1996
                                                         ------------------  ------------------
                                                         CARRYING    FAIR    CARRYING    FAIR
                                                          AMOUNT     VALUE    AMOUNT     VALUE
                                                         ---------  -------  ---------  -------
ASSETS
  Fixed maturities.....................................   $ 14,176  $14,176   $ 13,624  $13,624
  Equity securities....................................        180      180        119      119
  Policy loans.........................................      3,756    3,756      3,836    3,836
  Mortgage loans.......................................         --       --          2        2
  Investments in partnerships, trusts and other........         47       91         54      104
LIABILITIES
  Other policy benefits................................   $ 11,769  $11,755   $ 11,707  $11,469

 6. SEPARATE ACCOUNTS

    The Company maintained separate account assets and liabilities totaling $69.1 billion and $49.7 billion at December 31, 1997 and 1996, respectively, which are reported at fair value. Separate account assets are segregated from other investments and net investment income and net realized capital gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $58.6 billion and $39.4 billion at December 31, 1997 and 1996, respectively, wherein the policyholder assumes the investment risk, and guaranteed separate accounts totaling $10.5 and $10.3 billion at December 31, 1997 and 1996, respectively, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. Included in the non-guaranteed category were policy loans totaling $1.9 billion and $2.0 billion at December 31, 1997 and 1996, respectively. Net investment income (including net realized capital gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income.

    Separate account management fees were $699, $538 and $387 in 1997, 1996 and 1995, respectively. The guaranteed separate accounts include fixed market value adjusted individual annuity and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.52% at December 31, 1997. The assets that support these liabilities were comprised of $10.2 billion in fixed maturities as of December 31, 1997. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, fixed MVA annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $119 in carrying value and $3.0 billion in notional amounts as of December 31, 1997.

HARTFORD LIFE INSURANCE COMPANY                                               49
--------------------------------------------------------------------------------

 7. INCOME TAX

    Hartford Life and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were filing separate Federal, state and local income tax returns.

    As long as The Hartford continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of Hartford Life, the Company will be included for Federal income tax purposes in the affiliated group of which The Hartford is the common parent. To the extent allowed by law, it is the intention of The Hartford and its subsidiaries to continue to file a single consolidated Federal income tax return. The Company will continue to remit (receive from) The Hartford a current income tax provision (benefit) computed in accordance with such tax sharing agreement. The Company's effective tax rate was 36%, 35% and 32% in 1997, 1996 and 1995, respectively.

    Income tax expense is as follows:

                                                    FOR THE YEARS ENDED
                                                       DECEMBER 31,
                                                 -------------------------
                                                 1997     1996       1995
                                                 ----    ------     ------
Current......................................    $119    $  122     $  211
Deferred.....................................      48      (102)      (149)
                                                 ----    ------     ------
  Income tax expense.........................    $167    $   20     $   62
                                                 ----    ------     ------
                                                 ----    ------     ------

    A reconciliation of the tax provision at the U.S. Federal statutory rate to the provision for income taxes is as follows:

                                              FOR THE YEARS ENDED DECEMBER 31,
                                             -----------------------------------
                                               1997        1996         1995
                                             ---------     -----        -----
Tax provision at the U.S. Federal statutory
 rate......................................  $     164   $      20    $      67
Tax-exempt income..........................         --          --           (3)
Foreign tax credit.........................         --          --           (4)
Other......................................          3          --            2
                                             ---------         ---          ---
  Total....................................  $     167   $      20    $      62
                                             ---------         ---          ---
                                             ---------         ---          ---

    Deferred tax assets include the following at December 31:

                                                     1997       1996
                                                   ---------  ---------
Tax return deferred acquisition costs............  $     639  $     514
Financial statement deferred acquisition costs
 and reserves....................................       (366)      (242)
Employee benefits................................          5          8
Net unrealized capital gains on securities.......        (96)       (16)
Investments and other............................        166        210
                                                   ---------  ---------
  Total..........................................  $     348  $     474
                                                   ---------  ---------
                                                   ---------  ---------

    Income taxes paid were $9, $189 and $162 in 1997, 1996 and 1995, respectively. The Company had a current tax payment of $27 due to The Hartford at December 31, 1997 and a tax refund due from The Hartford of $72 at December 31, 1996.

    Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on this deferred income. The balance for tax return purposes of the Policyholders' Surplus Account as of December 31, 1997 was $37.

 8. POSTRETIREMENT BENEFIT AND SAVINGS PLANS

(A) PENSION PLANS

    The Company's employees are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. Federal income tax purposes. Generally, pension costs are funded through the purchase of the Company's group pension contracts. The cost to the Company was approximately $5, $5 and $2 in 1997, 1996 and 1995, respectively.

    The Company also provides, through The Hartford, certain health care and life insurance benefits for eligible retired employees. A substantial portion of the Company's employees may become eligible for these benefits upon retirement. The Company's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average Company contributions. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense, allocated by The Hartford, was immaterial to the results of operations for 1997, 1996 and 1995, respectively.

    The assumed rate in the per capita cost of health care (the health care trend rate) was 8.5% for 1997, decreasing ratably to 6.0% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions,

50                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

the effect will be amortized over the average future service of covered employees.

(B) INVESTMENT AND SAVINGS PLAN
Substantially all employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan. Under this plan, designated contributions, which may be invested in Class A Common Stock of Hartford Life or certain other investments, are matched, up to 3% of compensation, by the Company. The cost to the Company for the above-mentioned plans was approximately $2 in 1997.

 9. STOCK COMPENSATION PLANS

    During the second quarter of 1997, Hartford Life adopted the 1997 HLI Incentive Stock Plan (the "Plan"). Under the Plan, options granted may be either non-qualified options or incentive stock options qualifying under Section 422A of the Internal Revenue Code. The aggregate number of shares of Class A Common Stock which may be awarded in any one year shall be subject to an annual limit. The maximum number of shares of Class A Common Stock which may be granted under the Plan in each year shall be 1.5% of the total issued and outstanding shares of Hartford Life Class A Common Stock and treasury stock as reported in the Annual Report on Hartford Life's Form 10-K for the preceding year plus unused portions of such limit from prior years. In addition, no more than 5,000,000 shares of Class A Common Stock shall be cumulatively available for awards of incentive stock options under the Plan, and no more than 20% of the total number of shares on a cumulative basis shall be available for restricted stock and performance shares.

    All options granted have an exercise price equal to the market price of Hartford Life's stock on the date of grant and an option's maximum term is ten years. Certain nonperformance based options become exercisable upon the attainment of specified market price appreciation of Hartford Life's common shares or at seven years after the date of grant, while the remaining nonperformance based options become exercisable over a three year period commencing with the date of grant.

    Also included in the Plan are long term performance awards which become payable upon the attainment of specific performance goals achieved over a three year period.

    During the second quarter of 1997, Hartford Life established the HLI Employee Stock Purchase Plan ("ESPP"). Under this plan, eligible employees of Hartford Life and the Company may purchase Class A Common Stock of Hartford Life at a 15% discount from the lower of the market price at the beginning or end of the quarterly offering period. Hartford Life may sell up to 2,700,000 shares of stock to eligible employees. Hartford Life sold 54,316 shares under the ESPP in 1997.

 10. REINSURANCE

    The Company cedes insurance to other insurers, including its parent HLA, in order to limit its maximum loss. Such transfer does not relieve the Company of its primary liability. The Company also assumes insurance from other insurers. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

    Net premiums and other considerations were comprised of the following:

                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                 -------------------------------------
                                                   1997          1996          1995
                                                 ---------     ---------     ---------
Gross premiums...............................     $  2,164      $  2,138      $  1,545
Assumed......................................          159           190           591
Ceded........................................         (686)         (623)         (649)
                                                 ---------     ---------     ---------
  Net premiums and other considerations......     $  1,637      $  1,705      $  1,487
                                                 ---------     ---------     ---------
                                                 ---------     ---------     ---------

    The Company ceded approximately $76, $100 and $101 of group life premium in 1997, 1996 and 1995, respectively, representing $33.6 billion, $33.3 billion and $32.3 billion of insurance in force, respectively. The Company ceded $339, $318 and $320 of accident and health premium to HLA in 1997, 1996 and 1995, respectively. The Company assumed $89, $101 and $103 of premium in 1997, 1996 and 1995, respectively, representing $8.2 billion, $8.5 billion and $8.5 billion of individual life insurance in force, respectively, from HLA.

    Life  reinsurance  recoveries,  which  reduce  death  and  other   benefits,
approximated $158, $140 and $220 for the years ended December 31, 1997, 1996 and 1995, respectively.

    As of December 31, 1997, the Company had reinsurance recoverables of $5.0 billion from Mutual Benefit Life Assurance Corporation ("Mutual Benefit"), supported by assets in a security trust of $5.0 billion (including policy loans and accrued interest of $4.5 billion). The risk of Mutual Benefit becoming insolvent is mitigated by the reinsurance agreement's requirement that the assets be kept in a security trust with the Company as sole beneficiary. The Company has no other significant reinsurance-related concentrations of credit risk.

 11. RELATED PARTY TRANSACTIONS

    Transactions of the Company with HA&I and its affiliates relate principally to tax settlements, reinsurance, insurance coverage, rental and service fees, payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims. Substantially all general insurance expenses related to the Company, including rent and employee benefit plan expenses, are initially paid by The Hartford. Direct expenses are allocated to the Company using specific identification, and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which,

HARTFORD LIFE INSURANCE COMPANY                                               51
--------------------------------------------------------------------------------

depending on type, are allocated based on either a percentage of direct expenses or on utilization. Indirect expenses allocated to the Company by The Hartford were $34, $40, and $45 in 1997, 1996 and 1995, respectively. Management believes that the methods used are reasonable.

    The rent paid to Hartford Fire for space occupied by the Company was $7 in 1997, and $3 in 1996 and 1995. The Company expects to pay annual rent of $7 in 1998 and 1999, respectively, $12 in 2000 and 2001, respectively, $13 in 2002 and $87 thereafter, over the remaining term of the sublease, which expires on December 31, 2009. Rental expense is recognized over a level basis over the term of the sublease and amounted to approximately $9 in 1997 and $8 in 1996 and 1995.

 12. STATUTORY RESULTS

    The domestic insurance subsidiaries of Hartford Life prepare their statutory financial statements in accordance with accounting practices prescribed by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules.

                                                    FOR THE YEARS ENDED
                                                        DECEMBER 31,
                                                 --------------------------
                                                  1997      1996      1995
                                                 ------    ------    ------
Statutory net income.........................    $  214    $  144    $  112
                                                 ------    ------    ------
Statutory surplus............................    $1,441    $1,207    $1,125
                                                 ------    ------    ------
                                                 ------    ------    ------

    A significant percentage of the consolidated statutory surplus is permanently reinvested or is subject to various state regulatory restrictions which limit the payment of dividends without prior approval. The total amount of statutory dividends which may be paid by the insurance subsidiaries of the Company in 1998 is estimated to be $144.

 13. COMMITMENTS AND CONTINGENT LIABILITIES

(A) LITIGATION

    The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, management, at the present time, does not anticipate that the ultimate liability arising from such pending or threatened litigation will have a material effect on the financial condition or operating results of the Company.

(B) GUARANTY FUNDS

    Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. A large part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's insurance subsidiaries' premium taxes. The Company paid guaranty fund assessments of approximately $15, $11 and $10 in 1997, 1996 and 1995, respectively, of which $4, $5, and $6 were estimated to be creditable against premium taxes.

 14. BUSINESS SEGMENT INFORMATION

    The Company, along with its parent, sells financial products such as fixed and variable annuities, retirement plan services, and life and disability insurance on both an individual and a group basis. The Company divides its core businesses into three segments: Annuity, Individual Life Insurance, and Employee Benefits. The Company also maintains a Guaranteed Investment Contracts segment, which is primarily comprised of guaranteed rate contract business written prior to 1995 and a Corporate Operation. The Annuity segment offers individual variable annuities and fixed market value adjusted annuities, deferred compensation and retirement plan services, mutual funds, investment management services and other financial products. The Individual Life Insurance segment sells a variety of individual life insurance products, including variable life, universal life, interest-sensitive whole life, and term life policies. The Employee Benefits segment sells group insurance products, including group life, group short and long-term disability and corporate owned life insurance, and engages in certain international operations. The Guaranteed Investment Contracts segment sells a limited amount of guaranteed investment contracts and contains Closed Book GRC. Through its Corporate Operation, the Company reports items that are not directly allocable to any of its business segments. Included in the Corporate Operation are unallocated income and expense and certain other items not directly allocable to any segment. Net realized capital gains and losses are recognized in the period of realization, but are allocated to the segments utilizing durations of the segment portfolios.

52                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

    The following table outlines revenues, operating income and assets by business segment:

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             1997         1996         1995
                                                           --------     --------     --------
REVENUES
  Annuity..............................................    $  1,269     $    968     $    759
  Individual Life Insurance............................         487          440          383
  Employee Benefits....................................         972        1,366        1,273
  Guaranteed Investment Contracts......................         241           34          337
  Corporate Operation..................................          40           81           52
                                                           --------     --------     --------
    Total revenues.....................................    $  3,009     $  2,889     $  2,804
                                                           --------     --------     --------
                                                           --------     --------     --------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)
  Annuity..............................................    $    317     $    226     $    171
  Individual Life Insurance............................          85           68           56
  Employee Benefits....................................          53           44           37
  Guaranteed Investment Contracts......................          --         (346)        (103)
  Corporate Operation..................................          14           66           30
                                                           --------     --------     --------
    Total income before income tax expense.............    $    469     $     58     $    191
                                                           --------     --------     --------
                                                           --------     --------     --------
ASSETS
  Annuity                                                  $ 69,152     $ 52,877     $ 39,732
  Individual Life Insurance............................       4,918        3,753        3,173
  Employee Benefits....................................      18,196       14,708       13,494
  Guaranteed Investment Contracts......................       3,347        4,533        6,069
  Corporate Operation..................................       2,343        1,891        1,729
                                                           --------     --------     --------
    Total assets.......................................    $ 97,956     $ 77,762     $ 64,197
                                                           --------     --------     --------
                                                           --------     --------     --------

HARTFORD LIFE INSURANCE COMPANY                                               53
--------------------------------------------------------------------------------

   SCHEDULE I -- SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN AFFILIATES
                            AS OF DECEMBER 31, 1997
                                 (IN MILLIONS)

                                                                   AMOUNT AT
                                                                     WHICH
                                                         FAIR       SHOWN ON
TYPE OF INVESTMENT                              COST     VALUE   BALANCE SHEET
---------------------------------------------  -------  -------  --------------
Fixed Maturities
Bonds and Notes
  U. S. gov't and gov't agencies and
   authorities (guaranteed and sponsored)      $   217  $   219     $   219
  U. S. gov't and gov't agencies and
   authorities (guaranteed and sponsored) --
   asset-backed..............................    1,175    1,204       1,204
  States, municipalities and political
   subdivisions..............................      211      217         217
  International governments..................      376      393         393
  Public utilities...........................      871      894         894
  All other corporate including
   international.............................    5,033    5,208       5,208
  All other corporate -- asset-backed........    4,091    4,124       4,124
  Short-term investments.....................    1,318    1,318       1,318
Certificates of deposit......................      593      599         599
                                               -------  -------     -------
Total fixed maturities.......................   13,885   14,176      14,176
                                               -------  -------     -------
Equity Securities
Common Stocks
  Public utilities...........................       --       --          --
  Banks, trusts and insurance companies......       --       --          --
  Industrial and miscellaneous...............      166      180         180
  Nonredeemable preferred stocks.............       --       --          --
                                               -------  -------     -------
Total equity securities......................      166      180         180
                                               -------  -------     -------
Total fixed maturities and equity
 securities..................................   14,051   14,356      14,356
                                               -------  -------     -------
Real Estate..................................       --       --          --
Other Investments
  Mortgage loans on real estate..............       --       --          --
  Policy loans...............................    3,756    3,756       3,756
  Investments in partnerships, trusts and
   other.....................................       47       91          47
                                               -------  -------     -------
Total other investments......................    3,803    3,847       3,803
                                               -------  -------     -------
Total investments............................  $17,854  $18,203     $18,159
                                               -------  -------     -------
                                               -------  -------     -------

54                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN MILLIONS)

                                                              FUTURE
                                                              POLICY
                                                             BENEFITS,
                                                              UNPAID       OTHER
                                                DEFERRED      CLAIMS       POLICY
                                                 POLICY      AND CLAIM   CLAIMS AND      PREMIUMS          NET
                                               ACQUISITION   ADJUSTMENT   BENEFITS       AND OTHER      INVESTMENT
SEGMENT                                           COSTS      EXPENSES     PAYABLE     CONSIDERATIONS     INCOME
---------------------------------------------  -----------   ---------   ----------   ---------------   ---------

1997
Annuity......................................    $2,478       $2,070      $ 6,838         $  769         $  500
Individual Life Insurance....................       837          392        2,182            323            164
Employee Benefits............................        --          780        9,232            541            431
Guaranteed Investment Contracts..............        --           --        2,782              2            239
Corporate Operation..........................        --           28           --              2             34
                                               -----------   ---------   ----------       ------        ---------
Consolidated operations......................    $3,315       $3,270      $21,034         $1,637         $1,368
                                               -----------   ---------   ----------       ------        ---------
                                               -----------   ---------   ----------       ------        ---------

1996
Annuity......................................    $2,030       $1,526      $ 6,016         $  535         $  433
Individual Life Insurance....................       730          346        2,160            287            153
Employee Benefits............................        --          574        9,834            881            485
Guaranteed Investment Contracts..............        --           --        4,124              2            251
Corporate Operation..........................        --           28           --             --             75
                                               -----------   ---------   ----------       ------        ---------
Consolidated operations......................    $2,760       $2,474      $22,134         $1,705         $1,397
                                               -----------   ---------   ----------       ------        ---------
                                               -----------   ---------   ----------       ------        ---------

1995
Annuity......................................    $1,561       $1,314      $ 5,661         $  319         $  400
Individual Life Insurance....................       615          706        1,932            246            137
Employee Benefits............................        12          325        9,285            922            351
Guaranteed Investment Contracts..............        --           28        5,720             --            377
Corporate Operation..........................        --           --           --             --             63
                                               -----------   ---------   ----------       ------        ---------
Consolidated operations......................    $2,188       $2,373      $22,598         $1,487         $1,328
                                               -----------   ---------   ----------       ------        ---------
                                               -----------   ---------   ----------       ------        ---------


                                                   NET        BENEFITS,    AMORTIZATION
                                                REALIZED     CLAIMS AND     OF DEFERRED
                                                 CAPITAL        CLAIM         POLICY
                                                  GAINS      ADJUSTMENT     ACQUISITION    DIVIDENDS TO     OTHER
SEGMENT                                         (LOSSES)      EXPENSES         COSTS       POLICYHOLDERS   EXPENSES
---------------------------------------------  -----------   -----------   -------------   -------------  ----------
1997
Annuity......................................    $  --         $  445          $250            $ --         $  257
Individual Life Insurance....................       --            242            83              --             77
Employee Benefits............................       --            425             2             240            252
Guaranteed Investment Contracts..............       --            232            --              --              9
Corporate Operation..........................        4             35            --              --             (9)
                                               -----------   -----------      -----           -----          -----
Consolidated operations......................    $   4         $1,379          $335            $240         $  586
                                               -----------   -----------      -----           -----          -----
                                               -----------   -----------      -----           -----          -----
1996
Annuity......................................    $  --         $  412          $174            $ --         $  156
Individual Life Insurance....................       --            245            59              --             68
Employee Benefits............................       --            546            --             635            141
Guaranteed Investment Contracts..............     (219)           332             1              --             47
Corporate Operation..........................        6             --            --              --             15
                                               -----------   -----------      -----           -----          -----
Consolidated operations......................    $(213)        $1,535          $234            $635         $  427
                                               -----------   -----------      -----           -----          -----
                                               -----------   -----------      -----           -----          -----
1995
Annuity......................................    $  --         $  317          $117            $ --         $  114
Individual Life Insurance....................       --            203            70              --             54
Employee Benefits............................       --            424            --             675            137
Guaranteed Investment Contracts..............       --            453            12              --             15
Corporate Operation..........................      (11)            25            --              --             (3)
                                               -----------   -----------      -----           -----          -----
Consolidated operations......................    $ (11)        $1,422          $199            $675         $  317
                                               -----------   -----------      -----           -----          -----
                                               -----------   -----------      -----           -----          -----

HARTFORD LIFE INSURANCE COMPANY                                               55
--------------------------------------------------------------------------------

                           SCHEDULE IV -- REINSURANCE
                                 (IN MILLIONS)

                                                                 CEDED TO      ASSUMED FROM               PERCENTAGE
                                                     GROSS        OTHER           OTHER         NET        OF AMOUNT
                                                     AMOUNT     COMPANIES       COMPANIES      AMOUNT   ASSUMED TO NET
                                                    --------  --------------  --------------  --------  ---------------
For the year ended December 31, 1997
Life insurance in force...........................  $245,487     $ 178,771       $  33,156    $ 99,872        33.2%
Insurance revenues
  Life insurance and annuities....................     1,818           340             157       1,635         9.6%
  Accident and health insurance...................       346           346               2           2       100.0%
                                                    --------  --------------       -------    --------
Total insurance revenues..........................  $  2,164     $     686       $     159    $  1,637         9.7%
                                                    --------  --------------       -------    --------
                                                    --------  --------------       -------    --------
For the year ended December 31, 1996
  Life insurance in force.........................  $177,094     $ 106,146       $  31,957    $102,905        31.1%
Insurance revenues
  Life insurance and annuities....................     1,801           298             169       1,672        10.1%
  Accident and health insurance...................       337           325              21          33        63.6%
                                                    --------  --------------       -------    --------
Total insurance revenues..........................  $  2,138     $     623       $     190    $  1,705        11.1%
                                                    --------  --------------       -------    --------
                                                    --------  --------------       -------    --------
For the year ended December 31, 1995
  Life insurance in force.........................  $182,716     $ 112,774       $  26,996    $ 96,938        27.8%
Insurance revenues
  Life insurance and annuities....................     1,232           325             574       1,481        38.8%
  Accident and health insurance...................       313           324              17           6       283.3%
                                                    --------  --------------       -------    --------
Total insurance revenues..........................  $  1,545     $     649       $     591    $  1,487        39.7%
                                                    --------  --------------       -------    --------
                                                    --------  --------------       -------    --------
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